[redacted]

14007308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAY 1 5 2014

Washington, DC 20549

No Act
PE 4/10/14

May 15, 2014

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 5-15-14

Landey Strongin
Dornbush Schaeffer Strongin & Venaglia, LLP
strongin@dssvlaw.com

Re: Advanced Photonix, Inc.
Incoming letter dated April 10, 2014

Dear Mr. Strongin:

This is in response to your letters dated April 10, 2014 and May 9, 2014 concerning the shareholder proposal submitted to API by Charles M. Knowles, Jr. We also have received a letter on the proponent's behalf dated April 30, 2014 and a letter from the proponent dated May 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Charles M. Knowles, Jr.
*** FISMA & OMB Memorandum M-07-16 ***

May 15, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Advanced Photonix, Inc.
Incoming letter dated April 10, 2014

The proposal provides for the adoption of a "proxy access" bylaw that could only be amended by a vote of the stockholders.

There appears to be some basis for your view that API may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause API to violate state law because the proposed bylaw would conflict with API's certificate of incorporation. Accordingly, we will not recommend enforcement action to the Commission if API omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which API relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: charles knowles*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, May 13, 2014 7:56 PM
To: shareholderproposals; MeScott E. Bartel - Locke Lord LLP Richard D. Kurtz (rkurtz@advancedphotonix.com)Strongin
Cc: rob risser
Subject: Advanced photonix's request for no action

Attention: Matt McNair, Esq.
Dear Sir:
I realize that there may be no provision for my thoughts to be accounted for in anyway, but if possible I would like them to be heard knowing that they may have no effect on the outcome. It may at least provide some reason for my actions.

Delaware code: Title 8 Chapter 1:General Corporation Law Subchapter VIII: Amendment of Certificate of Incorporation; Changes in Capital and Capital stock.
Code: 242 Amendment of certificate of incorporation after receipt of payment for stock; nonstock corporations.

(a) After a corporation has received payment for any of its capital stock, or after a nonstock corporation has members, it may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment; and, if a change in stock or the rights of stockholders, or an exchange, reclassification, subdivision, combination or cancellation of stock or rights of stockholders is to be made, such provisions as may be necessary to effect such change, exchange, reclassification, subdivision, combination or cancellation. In particular, and without limitation upon such general power of amendment, a corporation may amend its certificate of incorporation, from time to time, so as:

(2) To change, substitute, enlarge or diminish the nature of its business or its corporate powers and purposes; or

Any or all such changes or alterations may be effected by 1 certificate of amendment.
(b) Every amendment authorized by subsection (a) of this section shall be made and effected in the following manner:

(1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such

amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

(4) Whenever the certificate of incorporation shall require for action by the board of directors of a corporation other than a nonstock corporation or by the governing body of a nonstock corporation, by the holders of any class or series of shares or by the members, or by the holders of any other securities having voting power the vote of a greater number or proportion than is required by any section of this title, the provision of the certificate of incorporation requiring such greater vote shall not be altered, amended or repealed except by such greater vote.

This states that the corporation may amend its articles of incorporation by a majority of the shareholders voting on an amendment proposed by the board of directors.

The treshold for amendment of the articles of incorporation is a majority of outstanding shares.

ADVANCED PHOTONIX,INC. : BY LAWS

Article IX: Amendments
Sec.1.HOW AMENDED. The by-laws may be altered, amended or added to by an affirmative vote of the stockholders representing a majority of the whole capital stock entitled to vote at an annual meeting

This states that the threshold for amending the by-laws is the same as the articles of incorporation. Robert's rule of law suggests to change the by-laws if a quorum is present that a 2/3 majority of votes cast be sufficient to change the by-laws. API has a higher standard, as a matter of fact the same standard as to change the articles of incorporation.

It seems if the shareholder access proposal passed, that it would,in fact as in (2) above"To change, substitute, enlarge or diminish the nature of its business or its corporate powers " and if in conflict with the article of incorporation, fall under(4) above. The passed proposal would require action by the board of directors to amend the article of incorporation by such greater vote.

This is logical both from the above as well as" Why would one go to all the time and expense to change the by -laws if the board could just go behind and change them back?" What is share owner access if the board can over ride the will of a majority of share owners?

I am sure the reason for the proposal is obvious. The board would not consider a retired 4 star general, Phd chemical engineering, past major university president, long time API share owner, for a nomination to the board.

Thank you for listening.
Charles Knowles, long time API share owner

DORNBUSH
SCHAEFFER
STRONGIN &
VENAGLIA, LLP

Park Bramhall
Associate
747 Third Avenue, 11th Floor
New York, NY 10017
(212) 759-3300
strongin@dssvlaw.com

May 9, 2014

BY EMAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Advanced Photonix, Inc. – Section 14(a), Rule 14a-8 Stockholder Proposal Submitted by Charles M. Knowles, Jr.

Ladies and Gentlemen:

On April 10, 2014, we submitted a letter (the "**No-Action Request**") on behalf of our client, Advanced Photonix, Inc., a Delaware corporation ("**API**" or the "**Company**"), notifying the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") that the Company intends to omit from its proxy statement and form of proxy (collectively, the "**2014 Proxy Materials**") for its 2014 Annual Meeting of Stockholders (the "**2014 Annual Meeting**") a stockholder proposal (the "**Proposal**") and statements in support thereof (the "**Supporting Statement**") received from Scott E. Bartel, Locke Lord LLP (the "**Representative**") on March 13, 2014 on behalf of the Representative's client, Charles M. Knowles, Jr. DVM (the "**Proponent**").

The No-Action Request reflects our belief that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

1. Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by the Company's stockholders under Delaware law (Please see Section IV of the No-Action Request);
2. Rule 14a-8(i)(2) because implementation of the Proposal would violate Delaware law (Please see Section III of the No-Action Request);
3. Rule 14a-8(i)(6) because API lacks the power or authority to implement the Proposal (Please see Section V of the No-Action Request); and
4. Rule 14a-8(e)(2) in the event the Proponent attempts to revise the defect in its Proposal in response to this Letter to eliminate the conflict with API's certificate of incorporation, as amended (the "**Certificate**"), which as described in greater detail below, serves as the basis for the Company's request to exclude the Proposal pursuant to Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) (Please see Section VI of the No-Action Request).

On April 30, 2014, the Representative submitted a letter to the Staff captioned "*Advanced*

Photonix, Inc. - Section 14(a), Rule 14a-8 Stockholder Proposal Submitted by Charles M. Knowles, Jr." responding to the No-Action Request, which is attached hereto as Exhibit A (the "**Representative's Letter**"). We submit this letter in response to the arguments raised in the Representative's Letter, and will address these issues in the order in which they appear in the Representative's Letter, using the headings set forth in the Representative's Letter. For the reasons discussed below and in the No-Action Request, we continue to believe the Proposal may be excluded pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(6), and 14a-8(e).

1. The Company's Certificate does not grant the Company's Board of Directors (the "Board") unqualified power to amend the Company's bylaws.

The Representative acknowledges that the Company's Board of Directors (the "**Board**") is expressly authorized "*to make, alter or repeal the By-Laws of the corporation*", but contends that such authorization is limited by statute. In particular, the Representative alleges that "*the Board's power to make, alter or repeal" bylaws is qualified by, and subject to, the statute's purpose and in this case specifically Section 112 of the Delaware General Corporate* [sic] *Law (DGCL).*"

While Delaware General Corporation Law ("**DGCL**") Section 112 ("**Section 112**"),[1] which was adopted April 10, 2009 and became effective August 1, 2009, permits the adoption of by-laws that require a corporation to include in its proxy materials stockholder nominees for election as directors,

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[1] The text of Section 112 is as follows:

§ 112 Access to proxy solicitation materials.

The bylaws may provide that if the corporation solicits proxies with respect to an election of directors, it may be required, to the extent and subject to such procedures or conditions as may be provided in the bylaws, to include in its proxy solicitation materials (including any form of proxy it distributes), in addition to individuals nominated by the board of directors, 1 or more individuals nominated by a stockholder. Such procedures or conditions may include any of the following:

(1) A provision requiring a minimum record or beneficial ownership, or duration of ownership, of shares of the corporation's capital stock, by the nominating stockholder, and defining beneficial ownership to take into account options or other rights in respect of or related to such stock;

(2) A provision requiring the nominating stockholder to submit specified information concerning the stockholder and the stockholder's nominees, including information concerning ownership by such persons of shares of the corporation's capital stock, or options or other rights in respect of or related to such stock;

(3) A provision conditioning eligibility to require inclusion in the corporation's proxy solicitation materials upon the number or proportion of directors nominated by stockholders or whether the stockholder previously sought to require such inclusion;

(4) A provision precluding nominations by any person if such person, any nominee of such person, or any affiliate or associate of such person or nominee, has acquired or publicly proposed to acquire shares constituting a specified percentage of the voting power of the corporation's outstanding voting stock within a specified period before the election of directors;

(5) A provision requiring that the nominating stockholder undertake to indemnify the corporation in respect of any loss arising as a result of any false or misleading information or statement submitted by the nominating stockholder in connection with a nomination; and

(6) Any other lawful condition.

we note that Section 112 does not include either an express or implied limitation on the Board's authority to amend the by-laws of the Company (the "**By-Laws**") and, as such, does not alter the conclusions contained in both the No-Action Request and in the opinion of the Company's Delaware counsel, Morris, Nichols, Arsht & Tunnell LLP (which was attached as Exhibit C to the No-Action Request (the "**April 10 Delaware Opinion**") and is attached herein as Exhibit B for your reference) that the Proposal may be excluded pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(6).

2. The purpose of Section 112 of the DGCL is to provide proxy access to stockholder [sic] of Delaware corporations.

Section 2 of the Representative's Letter appears to challenge the analysis set forth in the No-Action Request and April 10 Delaware Opinion on 4 grounds:

1. Leaving the Board with the ability to amend the Proponent's proxy access proposal would not further the statutory purpose of Section 112;
2. Section 112(6) provides stockholders with the authority to include *"[a]ny other lawful condition,"* including one inconsistent with a company's certificate of incorporation;
3. The authorities cited in the April 10 Delaware Opinion either predated the adoption of Section 112 or did not involve a dispute regarding a proxy access proposal, and therefore are not dispositive; and
4. The case of *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008) cited in the April 10 Delaware Opinion actually supports the Proponent's case.

For the reasons set forth below and in Morris, Nichols, Arsht & Tunnell LLP's May 9, 2014 opinion, which is attached hereto as Exhibit C (the "**May 9 Delaware Opinion**" and together with the April 10 Delaware Opinion, the "**Delaware Opinions**"), we disagree and will proceed to demonstrate how the Representative's arguments are premised on a fundamental misunderstanding of the DGCL and the case law interpreting it.

1. Leaving the Board with the ability to amend the Proponent's proxy access proposal would not further the statutory purpose of Section 112.

While we agree with the Representative that "*Section 112 of the DGCL is a specific enabling statute, enacted...for the purpose of providing Delaware stockholders access to proxy statements*," it does not follow that permitting the Board to amend a stockholder adopted proxy access provision would contravene the "*statutory purpose of Section 112.*" In this regard, we note that neither Section 112 itself nor the Official Comment adopted by the Delaware General Assembly regarding Section 112 set forth in House Bill No. 19 (the "**Official Comment**"),[2] which was the legislation enacting Section 112, include any

[2] The Official Comment to Section 112, which is set forth below, is accessible at: http://www.legis.delaware.gov/LIS/lis145.nsf/vwLegislation/HB+19/$file/legis.html?open:

> *Section 1. New Section 112 clarifies that the bylaws may require that if the corporation solicits proxies with respect to an election of directors, the corporation may be required to include in its proxy materials one or more nominees submitted by stockholders in addition to individuals nominated by the board of directors. Section 112 also identifies a non-exclusive list of conditions that the bylaws may impose on such a right of access to the corporation's proxy materials. In particular, and in the interest of avoiding election contests instituted by stockholders having little or no economic interest in the corporation,*

language supporting the proposition advanced by the Representative that the Board is precluded from amending or altering a stockholder adopted proxy access provision. The reason for this is, as pointed out by James L. Holzman, then Chair of the Council of the Corporation Law Section of the Delaware State Bar Association, that "*the substantive state law policy reflected in Sections 112 and 113 is to promote the flexibility to adopt electoral arrangements (including proxy access) best suited to the corporation as determined by its stockholders* **and directors**."[4] (*emphasis added*) This policy, in turn, is consistent with the overall philosophy of the DGCL, which is "*to enable stockholders* **and boards** *to establish their own corporation's internal rules in light of the wide variety of circumstances in which Delaware corporations function, rather than to limit their ability to do so*."[5] (*emphasis added*).

In addition and as indicated in the Delaware Opinions, Section 112 does not restrict the ability to adopt or amend a proxy access by-law. In particular and as set forth in the May 9 Delaware Opinion, because Section 112 does not specify who can adopt a proxy access by-law or who may amend a proxy access by-law after it has been adopted, a corporation must look to DGCL Section 109 and its certificate of incorporation to determine who may adopt or amend a proxy access by-law. In the case of the Company, the Certificate clearly empowers the Board to amend any provision of the By-Laws. Since DGCL Section 109(b), which applies to all by-laws whether or not they relate to proxy access, mandates that the By-Laws cannot contradict the Certificate, any by-law purporting to limit, in any respect, the Board's amendment power is invalid.

Similarly and as noted in the Delaware Opinions, the DGCL expressly prohibits board repeal of certain stockholder adopted by-laws relating to the vote for director elections and Delaware's antitakeover statute, which indicates that if the drafters of the DGCL wanted to ensure that stockholder-adopted proxy access by-laws remained immune from board-adopted amendments, they knew how to accomplish this. *Compare* 8 *Del. C.* §§ 216 (prohibiting a board from amending or repealing a stockholder-adopted by-law specifying the vote for director elections); 203(b)(3) (prohibiting a board from amending a stockholder-adopted by-law opting out of Delaware's antitakeover statute). The absence of similar language in Section 112 is telling, and confirms that there was no "intention" of the drafters of Section 112 to somehow safeguard proxy access by-laws

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> *Section 112 authorizes the bylaws to prescribe a minimum level of stock ownership as a prerequisite to requiring inclusion of nominees in the corporation's proxy materials. In establishing such a minimum level of stock ownership, the bylaws may define beneficial ownership to take account of ownership of options or other rights in respect of or relating to stock (including rights that derive their value from the market price of the stock). Section 112 also permits the bylaws to limit a right of access according to whether or not a majority of board seats is to be contested, or whether nominations are related to an acquisition of a significant percentage of the corporation's stock. The bylaws may also prescribe any other lawful condition to the exercise of a right of access to the corporation's proxy materials.*

[3] As noted in the May 9 Delaware Opinion, "*[u]nder Delaware law, the Official Comment to a provision of the DGCL is an 'official legislative history' that provides 'the most legitimate source of legislative intent.'*"

[4] Letter from James L. Holzman ,Chair, Council of the Corporation Law Section, Delaware State Bar Association, to Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission (July 24, 2009)(available at http://secgov/comments/s7-10-09/s71009-65.pdf).

[5] *Id.*

from further amendment by the board of directors.[6]

Finally, we note that while the Representative has exerted considerable efforts to explain why the Board does not have any authority to amend the Proposal if and when it is adopted, Section 3 of the Representative's Letter offers to modify the Proposal to permit the Board, within certain limits, to do exactly that. In so doing, the Representative appears to acknowledge that the Board has the ability to amend stockholder adopted proxy access proposals after all.

2. Section 112(6) provides stockholders with the authority to include "[a]ny other lawful condition," including one inconsistent with a company's certificate of incorporation.

The Representative's argument is premised on a fundamentally incorrect interpretation of Section 112(6). To begin with, Section 112(6) only permits the adoption of "*lawful conditions*". As extensively explained in both the No-Action Request and both Delaware Opinions, Section 109(b) of the DGCL does not permit the adoption of provisions that are inconsistent with a company's certificate of incorporation, and therefore the adoption of a condition "*inconsistent with a company's certificate of incorporation,*" would not be lawful.

Second, a review of both the Official Comment to Section 112 and the text of Section 112 itself would clearly indicate that Section 112(6) does not provide the authority to adopt a provision that is otherwise inconsistent with a company's certificate of incorporation. Instead, and as explained in the Official Comment, the purpose of subsections (1) – (6) of Section 112 is to permit stockholders or boards of directors to include provisions conditioning the right of access to the company's proxy materials. Regarding Section 112(6) in particular, the Official Comment states that "*[t]he bylaws may also prescribe any other lawful condition* ***to the exercise of a right of access to the corporation's proxy materials.***" (*emphasis added*). In so doing, the Official Comment clarifies that the scope of authority granted under Section 112(6) is limited to imposing lawful conditions on the right to proxy access other than those already enumerated in subjections(1) – (5) of Section 112 and, as such, Section 112(6) does not alter the conclusion that the Proposal may be excluded pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(6).

3. The authorities cited in the April 10 Delaware Opinion either predated the adoption of Section 112 or did not involve a dispute regarding a proxy access proposal, and therefore are not dispositive.

As a preliminary matter, it should be noted that the Company is not and has not disputed the Proponent's right to submit a proxy access proposal for consideration by the Company's stockholders at the 2014 Annual Meeting. Instead, and as set forth in the No-Action Request, the Company is disputing the provision set forth in the last sentence of the Proposal that purports to divest the Board

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[6] As noted in the May 9 Delaware Opinion, there are sensible policy reasons for permitting boards of directors to amend proxy-access by-laws:

> *"In order to provide a work-able proxy access regime, a corporation may need to adopt intricate provisions that require modification from time-to-time, either to cover a circumstance that was not anticipated when the provision was initially adopted, or to ensure that a proxy access provision is consistent with the other by-law provisions relating to advance notice of stockholder nominations for director elections. Allowing the board to amend a proxy access by-law is not only clearly permitted by the DGCL but also a sensible policy judgment on the part of the drafters of the DGCL."*

of the authority granted in the Certificate "*to make, alter or repeal the By-Laws of the [Company]*" on the grounds that it is inconsistent with the Certificate. Consequently, the cases cited in the April 10 Delaware Opinion are directly on point, and therefore remain relevant for analyzing the merits of the No-Action Request. In this regard, it should be noted that the Representative has not challenged the analysis set forth in the April 10 Delaware Opinion as it relates to the legal effect of by-laws that conflict with a company's certificate of incorporation.

4. *The case of CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227 (Del. 2008) cited in the April 10 Delaware Opinion actually supports the Proponent's case.*

As with the Section 112(6) analysis, the Representative's argument is premised on a fundamentally incorrect interpretation of the *CA, Inc. v. AFSCME Employees Pension Plan* case ("CA"). To begin with, the by-law in question in CA did not directly conflict with a provision in the company's certificate of incorporation.[7] Instead, on the issue of whether the by-law was a proper subject for stockholder action as a matter of Delaware law, the question addressed by the Delaware Supreme Court in CA was "*what is the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage corporation's business and affairs under Section 141(a).*"[8] In brief, the issue in question was whether the mandatory reimbursement by-law proposed by AFSCME was procedural in nature, and therefore permissible, or substantive, in which case it would improperly infringe on the board's obligation to decide specific substantive issues pursuant to Section 141(a) of the DGCL. The Supreme Court ultimately held that the by-law was sufficiently linked to the process for electing directors, and therefore permissible under Section 109(b) of the DGCL.

In so holding, CA is consistent with the position taken in the April 10 Delaware Opinion since, as noted above, the issue considered in CA was whether the by-law provision in question conflicted with Delaware law, or DGCL Section 141(a) in this case. While the Delaware Supreme Court held that there was not a conflict, the implication of the case is that a by-law that directly conflicts with either Delaware law or a company's certificate of incorporation would not be a proper subject for stockholder action in accordance with DGCL Section 109(b).

3. Knowles would be agreeable to a minor modification to the Knowles Proposal.

In Section 3 of the Representative's Letter, the Representative offers to modify the last sentence of the Proposal by "*adding the following phrase at the begging* [sic] *thereof: 'To the fullest extent permitted by law, and to the extent not inconsistent with the fiduciary duties owed by the Board of Directors,...*'". As revised, the last sentence of the Proposal would read as follows (new text is italicized):

To the fullest extent permitted by law, and to the extent not inconsistent with the fiduciary duties owed by the

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[7] See *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 230 (Del. 2008):

> ***CA's current bylaws and Certificate of Incorporation have no provision that specifically addresses the reimbursement of proxy expenses.*** *Of more general relevance, however, is Article SEVENTH, Section (1) of CA's Certificate of Incorporation, which tracks the language of 8 Del. C. § 141(a) and provides that:*
>
> *The management of the business and the conduct of the affairs of the corporation shall be vested in [CA's] Board of Directors.*

[8] *Id.* at 234.

Board of Directors, the provisions of this subsection (4) may only be amended by a vote of the stockholders.

As a preliminary matter and as noted above, this position appears to conflict with the Representative's argument that permitting the Board to amend the Proposal would be inconsistent with the "*statutory purpose*" of Section 112. Second, and as set forth in the May 9 Delaware Opinion, the proposed changes do not cure the underlying defect with the Proposal, which is that it conflicts with Delaware law. To begin with, qualifying the Proposal with the phrase "*to the extent permitted by law*" does not somehow transform an invalid provision into a valid provision. Instead, the proposed revision would essentially result in asking the Company's stockholders to adopt a by-law that provides, "The Company may violate Delaware law, to the fullest extent permitted by Delaware law." The Proposal is also not saved from being invalid by adding the words "*to the extent not inconsistent with the fiduciary duties owed by the Board of Directors*" because the Certificate grants the Board the unqualified right to amend the By-Laws and, under Delaware law, the Board may exercise this unqualified power to amend the By-Laws any time the directors believe in good faith that an amendment is advisable. Consequently, the Proposal would violate Delaware law by adding an additional requirement (which is not in the Certificate) that requires some additional determination with respect to the directors' fiduciary duties before amending the By-Laws.

Third, and perhaps most importantly of all, the Representative's Letter does not address the precedent set in the CVS 2010 No Action Letters. As noted in the No-Action Request, the Staff held in that case that proposed revisions to a by-law provision similar to the by-law provision in the Proposal would alter the substance of the proposal, and therefore were not minor in nature. See *CVS Caremark Corporation* (Mar. 17, 2010)[9] By way of background, the Staff permitted CVS to exclude a stockholder proposal to amend its by-laws pursuant to Rule 14a-8(i)(2) on the grounds that the provisions of the proposal that prohibited alterations or appeals of the proposed by-law without approval of the stockholders would conflict with CVS' certificate of incorporation. See *CVS Caremark Corporation* (Mar. 9, 2010)("**CVS 1**").[10] In response to the Staff's decision in CVS 1, the proponent submitted a request on March 15, 2010 that the Staff reconsider its position on the grounds that, among other things, the proponent would delete the provision of its proposal that conflicted with CVS's certificate of incorporation. In its letter dated March 17, 2010, the Staff declined to reconsider its decision in CVS 1, and stated:

> *You have offered to revise the proposal to avoid the conflict with CVS's Certificate of Incorporation by deleting the last sentence of the second paragraph of the resolution*[11] *and the reference to an amendment to Article VIII of CVS's By-Laws. You have also offered to revise the proposal to cure the conflict with CVS's By-Laws by adding language to the proposal to "make it clear that shareholders are also voting to delete the parenthetical in Article II, Section 14" of the By-Laws.* ***In our view, these revisions would alter the substance of the proposal and are not, therefore,***

[9] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2010/seiumasterrecon31710-14a8.pdf.

[10] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2010/seiumaster030910-14a8.pdf

[11] The language of the last sentence of the second paragraph of the proponent's adopting resolution was as follows: "*Notwithstanding any other provision in these by-laws, this Section may only be altered, amended or repealed by the stockholders entitled to vote thereon at any annual or special meeting thereof.*"

minor in nature.

As a result, the revision of the Proposal suggested by the Representative would result in a new proposal, which in turn would be excludable under Rule 14a-8(e)(2) since it would be submitted after the March 14, 2014 deadline calculated and disclosed by the Company in accordance with Rule 14a-8(e)(2). Specifically, and as clarified by the Staff in Section D.2 of SLB 14F, "*If a stockholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions.*" SLB 14F states that in this situation, the company *must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j),*" and "*may cite Rule 14a-8(e) as the reason for excluding the revised proposal.*" In Section VI of the No-Action Request, the Company furnished such notice, and therefore the Company reiterates its belief that the revised proposal would be excludable.

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at (212) 759-3300 or via email at bramhall@dssvlaw.com.

Sincerely,

Park Bramhall

cc: Charles M. Knowles, Jr. DVM (via e-mail)
Scott E. Bartel, Esq. (via e-mail)
Richard D. Kurtz (via e-mail)

<u>EXHIBIT A</u>
REPRESENTATIVE'S APRIL 30, 2014 RESPONSE LETTER

Locke
Lord LLP
Attorneys & Counselors

500 Capitol Mall, Suite 1800
Sacramento, CA 95814
Telephone: 916-930-2500
Fax: 916-930-2501
www.lockelord.com

Scott E. Bartel
Direct Telephone: 916-930-2513
Direct Fax: 916-720-0693
sbartel@lockelord.com

April 30, 2014

BY EMAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Advanced Photonix, Inc.—Section 14(a), Rule 14a-8 Stockholder Proposal Submitted by Charles M. Knowles, Jr.

Dear: Sir or Madam:

This letter is submitted on behalf of our client, Charles M. Knowles, Jr., ("Knowles") in response to the no-action request submitted by Advance Photonix, Inc. ("API" or the "Company") on April 10, 2014 (the "API Letter"). The API Letter requests the Staff's concurrence in API's view that it may exclude Knowles' stockholder proposal (the "Knowles Proposal") under four (4) separate grounds. All of these grounds are derived from the same legal argument, *to wit*, that the last sentence of the proposal conferring the power to amend the proposed bylaw amendment solely in the stockholders contradicts the Company's Certificate of Incorporation (the "Certificate") and, therefore, (i) would violate Delaware law if implemented, (ii) is not the proper subject for stockholder action, and (iii) the Company would lack the power and authority to implement the Proposal. The Company also submitted a legal opinion from Morris, Nichols, Arsht & Tunnell LLP (the "Morris Nichols Opinion") that purports to support the Company's contentions. For the following reasons, the Staff should not concur in in API's views, nor give any weight to the Morris Nichols Opinion.

1. <u>The Company's Certificate does not grant the Company's Board of Directors (the "Board") unqualified power to amend the Company's bylaws.</u> As the foundation for all of grounds that the Company has given that would permit the Company to exclude the Knowles proposal, the Company contends, and the Morris Nichols opinion asserts, that the Company's Certificate grants the Board "unqualified power to amend the By-Laws." *See*, Morris Nichols Opinion, page 2. This contention and assertion is factually incorrect. Article SIXTH of the Certificate reads in full as follows:

> *In furtherance and not in limitation of the powers conferred by statute*, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the corporation. (*emphasis added*).

The common meaning of the word "furtherance" is "the act of helping something to become more successful or advanced." *See*, Merriman Webster's Online Dictionary, http://www.merriam-webster.com/dictionary/furtherance. Consequently, with respect to specific "powers conferred by statute," the Board's power to make, alter or repeal" bylaws is qualified by, and subject to, the statute's purpose and in this case specifically Section 112 of the Delaware General Corporate Law (DGCL).

2. The purpose of Section 112 of the DGCL is to provide proxy access to stockholder of Delaware corporations. Section 112 of the DGCL is a specific enabling statute, enacted after the more general enabling statute found at Section 109 of the DGCL, for the purpose of providing Delaware stockholders access to proxy statements that were controlled by a corporation's board of directors. Consequently, it would not further the statutory purpose of Section 112 for a bylaw provision adopted by the stockholders to be subsequently altered or repealed by the very board of directors that already controlled access to the corporation's proxy statement. Furthermore, Section 112(6) specifically enables stockholders proposing proxy access amendments to bylaws to include "[a]ny other lawful condition," like the last sentence of the Knowles proposal that would limit the Board's power to amend the very provision enabled by the statute. Unlike Section 109 of the DGCL, Section 112(6) does not specifically require that such "lawful conditions" not be in conflict with the certificate of incorporation. Applying general rules of statutory construction, Section 112(6) is not ambiguous on its face, and if the condition is otherwise lawful, it would be permitted to be included in the proposal even if it was "inconsistent" with the certificate of incorporation. *Compare* Section 109(b) with Section 112(6); *See, CML V, LLC v. Bax*, 28 A.3d.1037,1041 (Del. 2011).

All of the authorities cited in the Morris Nichols Opinion and relied upon by the Company in its Letter, except for *Airgas, Inc. v. Air Products and Chemicals, Inc.*, 8 A.3d 1182 (Del. 2010), predate the enactment of Section 112 of the DGCL and are therefore are not dispositive to the issue. In *Airgas*, Section 112 was not at issue and therefore is also not dispositive to the issue. In addition, the Morris Nichols Opinion cites *CA, INC. v AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008), which responded to the Commission's certified questions concerning a stockholder proposal mandating the reimbursement of proxy solicitation expenses, in support of its assertion that the Knowles Proposal "is not a proper subject for stockholder action under Delaware law." *See*, Morrison Nichols Opinion, at 3. In fact, the Delaware Supreme Court in *CA* held the exact opposite, finding that the stockholder proposal was a proper subject for action by shareholders as a matter of Delaware law. *See, CA*, supra, at 237. More importantly, in response to the apparent conflict between CA's certificate of incorporation and Section 141(a) of the DGCL on the one hand, and Section 109 of the DGCL on the other hand, the Delaware Supreme Court suggested that stockholders should "seek recourse from the Delaware General Assembly" to resolve the apparent conflict between the scope of power vested in stockholder and the power vested in a board of directors. The very next year, the Delaware General

Assembly enacted Section 113 of the DGCL specifically enabling bylaw provisions mandating the reimbursement of proxy solicitation expenses that were struck down by the court at the same time as enacting Section 112's proxy access provisions. The Delaware legislature did not further qualify the language of Section 112(6) to lawful conditions that are not inconsistent with the certificate of incorporation as they did in Section 109(b). Consequently, the Company's contentions in its Letter supported by the Morris Nichols Opinion fail to address the issues raised in Knowles' response herein and Knowles respectfully submits that the Staff should not concur in the Company's contention that the Knowles Proposal can be excluded from the API proxy statement under Rule 14a-8.

3. Knowles would be agreeable to a minor modification to the Knowles Proposal. Finally, Knowles would not object to a slight modification to the last sentence in the Knowles Proposal by adding the following phrase at the begging thereof: "To the fullest extent permitted by law, and to the extent not inconsistent with the fiduciary duties owed by the Board of Directors,..." This minor modification to the last sentence of the Knowles Proposal would not transform the Knowles Proposal into a new proposal as it only qualifies the stockholder's sole power to amend the bylaw provision to the fullest extent permitted by the recently enacted Section 112 and give the Board of Directors the power to amend the provision only when a fiduciary duty requires it.

If the Staff has any questions concerning the foregoing, please do not hesitate to contact me at (916)930-2513 or via e-mail at sbartel@lockelord.com.

Very truly yours,

Scott E. Bartel

cc: Landy Strongin, Esq. (via e-mail)
Charles M. Knowles, Jr. DVM (via e-mail)

EXHIBIT B

APRIL 10, 2014 LEGAL OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

April 10, 2014

Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, MI 48104

Re: Stockholder Proposal Submitted by Charles M. Knowles, Jr.

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Advanced Photonix, Inc., a Delaware corporation (the "Company"), by Charles M. Knowles, Jr. (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2014 annual meeting of stockholders. For the reasons explained below, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law; (ii) the Proposal is not a proper subject for stockholder action under Delaware law; and (iii) the Company lacks the power and authority to implement the Proposal.

I. Summary

The Proposal asks the stockholders of the Company to adopt a binding, non-precatory amendment to the Company's By-Laws (the "By-Laws") to impose "proxy access": i.e., to require the Company to include in its proxy materials stockholder nominees for director election in certain circumstances.[1] The proposed by-law would specify that "The provisions of this subsection . . . may only be amended by a vote of the stockholders."

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[1] The Proposal provides:

> That Section 6 of the Corporation's By-Laws be amended to include the following Subsection (4):
>
> (4) If this Corporation solicits proxies with respect to an election of directors, it shall include in its proxy solicitation materials (including any form of proxy it distributes), at the Corporation's expense, one or more individuals nominated by a nominating stockholder, in addition to individuals nominated by the board of directors. For the purpose of this subsection (4), a "nominating stockholder" shall mean one or more persons who have held, director or in street name, at least one percent (1%) of the Corporation's issued and outstanding common

(Cont'd) . . .

Advanced Photonix, Inc.
April 10, 2014
Page 2

The by-law contemplated by the Proposal would contradict the Company's certificate of incorporation (the "Certificate"), which grants the Board of Directors of the Company (the "Board") the unqualified power to amend the By-Laws. The Delaware General Corporation Law (the "DGCL"), however, expressly prohibits the adoption of By-Law provisions that are inconsistent with the Certificate. Because the Proposal would enact a by-law that is inconsistent with the Certificate: (i) the Proposal would violate Delaware law if implemented; (ii) the Proposal is not a proper subject for stockholder action under Delaware law; and (iii) the Company lacks the power and authority to implement the Proposal.

II. Analysis

As noted above, if the Proposal were adopted, the By-Laws would contain a "proxy access" provision that, by its terms, could not be amended by the Board. This new by-law would directly conflict with the Certificate. In particular, Article SIXTH of the Certificate states:

> In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of [the Company].

The Certificate does not limit in any respect the Board's power to amend the By-Laws, and therefore the Certificate mandates that any part of the By-Laws may be amended by the Board.

Given this clear conflict between the Proposal and the Certificate, the Proposal is in violation of an express provision of the DGCL. Under Section 109(b) of the DGCL, the By-Laws may only contain provisions that are consistent with the Certificate:

> The by-laws may contain any provision, *not inconsistent* with law or *with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

Applying this clear statutory mandate, the Delaware courts have consistently held that by-laws contradicting the certificate of incorporation are invalid and a "nullity." These cases span several decades.[2]

> stock for at least one year prior to the date of the stockholder's nomination. The provisions of this subsection (4) may only be amended by a vote of the stockholders.

[2] *Centaur Partners, IV v. National Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (discussed later in this opinion); *Essential Enterprises Corporation v. Automatic Steel Products, Inc.*, 159 A.2d 288, 291 (Del. Ch. 1960) (invalidating a by-law providing for removal of directors without cause because it was inconsistent with the certificate of incorporation); *Prickett v. American Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969)
(Cont'd)...

The Delaware Supreme Court has in fact invalidated a by-law that contained exactly the same conflict with a certificate of incorporation that is presented by the Proposal. Specifically, in *Centaur Partners*, a proponent asked stockholders to adopt a by-law fixing the size of the board and purporting to specify that the by-law would not be subject to amendment by the board. The certificate of incorporation of the corporation at issue in *Centaur Partners* provided that the size of the board was to be fixed in the by-laws, and the certificate provided the board the "general authority to adopt or amend the corporate by-laws."[3] The Delaware Supreme Court held that the proposal "would be a nullity if adopted" because it was clearly inconsistent with the board's power to amend the by-laws (and thereby make further changes to board size). The Proposal contains exactly the same conflict because it would enact a by-law provision immune from board amendment, in clear contradiction to a Certificate provision granting the Board the unqualified power to amend the By-Laws.[4]

Because the Proposal would cause the Company to violate Section 109(b) of the DGCL and the Delaware cases applying that statute, the Proposal would violate Delaware law if implemented. Furthermore, because Section 109(b) of the DGCL prohibits the By-Laws from containing provisions inconsistent with the Certificate, the Proposal is not a proper subject for stockholder action under Delaware law.[5] Finally, because the proposed by-law would be a

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(invalidating a by-law providing one-year terms for directors because the certificate of incorporation provided three-year director terms); *Airgas, Inc. v. Air Products and Chemicals, Inc.*, 8 A.3d 1182 (Del. 2010) (invalidating a by-law that would have required directors to stand for re-election approximately two-and-a-half years after their election because the certificate of incorporation contemplated that directors would serve three-year terms).

3 Although not quoted in the opinion, the certificate provision in *Centaur* that conferred by-law amendment power on the board is very similar to the Company's Certificate. *See* Restated Certificate of Incorporation of National Intergroup, Inc., Article SEVENTH ("In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the by-laws of the Corporation") (publicly filed with the Secretary of State of the State of Delaware on March 18, 1983).

4 Whether a board can effect a wholesale repeal of a stockholder-adopted by-law is a question that has not been clearly answered by the Delaware courts. In *dicta*, the Delaware Court of Chancery cited the Delaware Supreme Court's decision in *Centaur Partners* as supporting a board's power to effect a wholesale repeal of a stockholder-adopted by-law so long as the certificate of incorporation vests the board with the power to amend the by-laws. *General Datacomm Indus. v. State of Wisconsin Investment Board*, 731 A.2d 818, 821 n.1 (Del. Ch. 1999). Also, the DGCL expressly prohibits board repeal of certain stockholder adopted by-laws relating to the vote for director elections and Delaware's antitakeover statute, which implies that other by-laws may be subject to repeal by a board. *Compare* 8 *Del. C.* §§ 216 (prohibiting a board from amending or repealing a stockholder-adopted by-law specifying the vote for director elections); 203(b)(3) (prohibiting a board from amending a stockholder-adopted by-law opting out of Delaware's antitakeover statute).

In any event, the Proposal is invalid because its provisions would purport to prevent the board from amending the proposed by-law *in any respect*.

5 *See CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008) (analyzing whether a proposed by-law was a proper subject for stockholder action by inquiring (among other considerations) whether the proposal is within the "scope of shareholder action that Section 109(b) permits").

"nullity" if purportedly adopted, the Company lacks the power and authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

8134516.3

<u>EXHIBIT C</u>

MAY 9, 2014 LEGAL OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

May 9, 2014

Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, MI 48104

Re: <u>Stockholder Proposal Submitted by Charles M. Knowles, Jr.</u>

Ladies and Gentlemen:

This letter concerns the stockholder proposal (the "Proposal") submitted to Advanced Photonix, Inc., a Delaware corporation (the "Company"), by Charles M. Knowles, Jr. in connection with the Company's 2014 annual meeting of stockholders. We wrote a letter dated April 10, 2014 to the Company confirming our opinion that, among other things, the Proposal would violate Delaware law if implemented. A representative of Mr. Knowles wrote a letter dated April 30, 2014 posing arguments as to why the Proposal should not be excluded from the Company's proxy materials. In this letter, we explain why our opinions have not changed and why the April 30th letter from Mr. Knowles' representative misstates the applicable Delaware law relating to the Proposal.

The Proposal would amend the Company's By-Laws (the "By-Laws") to enact "proxy access," i.e., to require the Company to include stockholder nominees for director on the Company's proxy materials for future stockholder meetings. The last sentence of the by-law contemplated by the Proposal would specify that this new proxy access by-law could not be amended by the Company's Board of Directors (the "Board"). The Proposal would violate Delaware law if implemented because the last sentence of the proposed by-law conflicts with the Company's Certificate of Incorporation (the "Certificate"), which confers upon the Board the unqualified power to amend the By-Laws.[1] Under Section 109(b) of the Delaware General Corporation Law (the "DGCL"), the By-Laws may not contain a provision that is inconsistent with the Certificate.[2]

The arguments in the April 30th letter appear to rely entirely on the assumption that Section 112 of the DGCL, the provision permitting proxy access by-laws, somehow

[1] *See* Certificate at Article SIXTH ("In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of [the Company]").

[2] 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.").

validates the last sentence of the Proposal. Section 112 does no such thing. Rather, Section 112 provides solely that a Delaware corporation's by-laws may grant stockholders a right of proxy access. Nowhere does Section 112 discuss who can adopt a proxy access by-law or who may amend a proxy access by-law after it has been adopted. To determine who may adopt or amend a proxy access by-law, a corporation must look to Section 109 of the DGCL and its certificate of incorporation. Regarding the Company, the Certificate clearly empowers the Board to amend *any* provision of the By-Laws. Section 109(b) of the DGCL, in turn, mandates that the By-Laws cannot contradict the Certificate. Section 109(b) applies to *all* by-laws, whether or not they relate to proxy access. Accordingly, any by-law purporting to limit, in any respect, the Board's amendment power is invalid.

Mr. Knowles' representative relies on Section 112(6) of the DGCL to support the validity of the Proposal, but the representative is misreading that statute. Section 112 states that a Delaware corporation's by-laws may require a corporation to include stockholder nominees for director on the corporation's proxy materials, but that the power to require the corporation to provide this proxy access is "subject to such procedures or conditions as may be provided in the bylaws." Section 112 then lists specific examples of "procedures or conditions" that are permissible.[3] Each of those specific examples relates to procedures or conditions for affording stockholders access to a corporation's proxy materials. Section 112(6) then lists a catch-all provision stating that the by-laws may include "any other lawful condition." Clearly, the lawful "condition" refers to the conditions under which a corporation may be required to include stockholder nominees for director on the corporation's proxy materials. A provision specifying who may amend the proxy access by-law is not a condition relating to proxy access.

The Official Comment adopted by the Delaware General Assembly and accompanying Section 112 also supports our reading of Section 112(6). The Official Comment states:

> New Section 112 clarifies that the bylaws may require that if the corporation solicits proxies with respect to an election of directors, the corporation may be required to include in its proxy materials one or more nominees submitted by stockholders. . . . Section 112 also identifies a non-exclusive list of conditions that the bylaws may impose on such a right of access to the corporation's proxy materials. . . . *The bylaws may also prescribe any other lawful condition to the exercise of a right of access to the corporation's proxy materials.*

[3] *See* 8 *Del. C.* §§ 112(1) (permitting by-laws requiring minimum ownership and duration of ownership requirements for a stockholder seeking proxy access); 112(2) (permitting by-laws that require a stockholder seeking proxy access to provide information about itself and its nominees); 112(3) (permitting by-laws that require a stockholder seeking proxy access to limit the number of director nominees presented by that stockholder); 112(4) (permitting by-laws that prohibit proxy access to certain stockholders who have acquired, or announced an intent to acquire, a threshold amount of stock); 112(5) (permitting by-laws that require a stockholder seeking proxy access to indemnify the corporation for certain losses relating to information that the stockholder includes on the corporation's proxy materials).

Under Delaware law, the Official Comment to a provision of the DGCL is an "official legislative history" that provides "the most legitimate source of legislative intent."[4] The Official Comment confirms what the terms of Section 112(6) plainly say: that Section 112(6) relates only to conditions for providing a right of proxy access, and nothing more.[5]

We also disagree with the assertion in the April 30th letter that "it would not further the statutory purpose of Section 112 for a bylaw provision adopted by the stockholders to be subsequently altered or amended by the very board of directors that already controlled access to the corporation's proxy materials." Mr. Knowles' representative offers no case law or commentary to support this *ipse dixit* assertion. If the drafters of the DGCL wanted to provide that stockholder-adopted proxy access by-laws are immune from board-adopted amendments, they knew how to do so. Three years before the adoption of Section 112, the Delaware General Assembly adopted amendments to Section 216 of the DGCL, which provided that a stockholder-adopted by-law specifying the vote in director elections could not be further amended by the board of directors.[6] The absence of similar language in Section 112 is telling, and confirms that there was no intention of the drafters of Section 112 to somehow safeguard proxy access by-laws from further amendment by the board of directors.

It is also self-evident why the drafters of Section 112 did *not* prohibit board-adopted modifications to proxy access by-laws. The Proponent and his representative jump to the conclusion that the only reason a board would want to amend a proxy access by-law would be to repeal it. That is not the case: a board might amend a proxy access by-law to clarify or improve its terms. In order to provide a work-able proxy access regime, a corporation may need to adopt intricate provisions that require modification from time-to-time, either to cover a circumstance that was not anticipated when the provision was initially adopted, or to ensure that a proxy access provision is consistent with the other by-law provisions relating to advance notice of stockholder nominations for director elections. Allowing the board to amend a proxy access by-law is not only clearly permitted by the DGCL but also a sensible policy judgment on the part of the drafters of the DGCL.

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[4] *Home Shopping Network, Inc. v. Liberty Media Corporation*, 1993 WL 172371 (Del. Ch. May 19, 1993) (discussing the Official Comment to Section 203 of the DGCL in order to interpret that statute).

[5] Furthermore, any condition imposed under Section 112(6) must be "lawful." This "lawful" qualifier further confirms that Section 112(6) is a "catch-all" provision that is not intended to alter the other provisions of the DGCL, such as Section 109 of the DGCL and its prohibition on by-laws that are inconsistent with the certificate of incorporation. A by-law that is inconsistent with the certificate of incorporation is not a "lawful" condition, and therefore falls outside the scope of Section 112(6).

[6] 8 *Del. C.* § 216 ("A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the board of directors."). The provision in Section 216 was adopted in 2006, and Section 112 was adopted in 2009.

Section 203 of the DGCL contains a similar provision, specifying that a stockholder-adopted by-law amendment that effects an "opt out" of the business combination provisions in Section 203 may not be further amended by the board of directors. 8 *Del. C.* 203(b)(3).

For the reasons stated above, nothing in the letter or the spirit of Section 112 was intended to alter the well-settled rule of law that a by-law cannot be inconsistent with the certificate of incorporation. Accordingly, all of the precedents cited in our April 10th letter are applicable to the Proposal and support our opinions.[7]

Finally, we have reviewed Mr. Knowles' proposed modification to the last sentence of the Proposal, which would add the following italicized language:

> *To the fullest extent permitted by law, and to the extent not inconsistent with the fiduciary duties owed by the Board of Directors,* the provisions of this subsection (4) may only be amended by a vote of the stockholders.

Even with these additions, the Proposal would violate Delaware law. Qualifying the Proposal with the phrase "to the extent permitted by law" does not somehow transform an invalid provision into a valid provision. The revision is essentially asking the stockholders to adopt a by-law that provides, "The Company may violate Delaware law, to the fullest extent permitted by Delaware law." The Proposal is also not saved from being invalid by adding the words "to the extent not inconsistent with the fiduciary duties owed by the Board of Directors." The Certificate grants the Board the unqualified right to amend the By-Laws. Under Delaware law, the Board may exercise this unqualified power to amend the By-Laws any time the directors believe in good faith that an amendment is advisable.[8] The Proposal would violate Delaware law by adding an additional requirement (which is not in the Certificate) that requires some additional determination with respect to the directors' fiduciary duties before amending the By-Laws.

* * *

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7 The discussion by the Proponent's representative of the Delaware Supreme Court's decision in *CA, Inc. v. AFSCME Employee Pension Plan* is especially puzzling. The Delaware Supreme Court clearly stated that a proposal is not a proper subject for stockholder action if it conflicts with the DGCL. The fact that the reimbursement proposal in that case was not found to be improper does not change the Supreme Court's criteria for analyzing the propriety of other proposals under Delaware law. Because the current Proposal is clearly at odds with the Certificate, and therefore at odds with Section 109 of the DGCL, it is not a proper subject for stockholder action.

8 Indeed, the most fundamental corporate actions can be approved by the board so long as the board deems the action "advisable." *See, e.g.*, 8 *Del. C.* §§ 242(b) (board can adopt and recommend for stockholder approval amendments to the certificate of incorporation if the board declares the amendment "advisable"); 251(b) (board may adopt and recommend for stockholder approval a merger agreement if the board adopts a resolution declaring the "advisability" of the agreement); 275 (board may adopt, and recommend for stockholder approval, a resolution to dissolved the corporation if the board deems the dissolution "advisable").

For the foregoing reasons, and the reasons set forth in our April 10th letter, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law; (ii) the Proposal is not a proper subject for stockholder action under Delaware law; and (iii) the Company lacks the power and authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

8226141

Locke Lord LLP
Attorneys & Counselors

500 Capitol Mall, Suite 1800
Sacramento, CA 95814
Telephone: 916-930-2500
Fax: 916-930-2501
www.lockelord.com

Scott E. Bartel
Direct Telephone: 916-930-2513
Direct Fax: 916-720-0693
sbartel@lockelord.com

April 30, 2014

BY EMAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Advanced Photonix, Inc.—Section 14(a), Rule 14a-8 Stockholder Proposal Submitted by Charles M. Knowles, Jr.**

Dear: Sir or Madam:

This letter is submitted on behalf of our client, Charles M. Knowles, Jr., ("Knowles") in response to the no-action request submitted by Advance Photonix, Inc. ("API" or the "Company") on April 10, 2014 (the "API Letter"). The API Letter requests the Staff's concurrence in API's view that it may exclude Knowles' stockholder proposal (the "Knowles Proposal") under four (4) separate grounds. All of these grounds are derived from the same legal argument, *to wit*, that the last sentence of the proposal conferring the power to amend the proposed bylaw amendment solely in the stockholders contradicts the Company's Certificate of Incorporation (the "Certificate") and, therefore, (i) would violate Delaware law if implemented, (ii) is not the proper subject for stockholder action, and (iii) the Company would lack the power and authority to implement the Proposal. The Company also submitted a legal opinion from Morris, Nichols, Arsht & Tunnell LLP (the "Morris Nichols Opinion") that purports to support the Company's contentions. For the following reasons, the Staff should not concur in in API's views, nor give any weight to the Morris Nichols Opinion.

1. <u>The Company's Certificate does not grant the Company's Board of Directors (the "Board") unqualified power to amend the Company's bylaws.</u> As the foundation for all of grounds that the Company has given that would permit the Company to exclude the Knowles proposal, the Company contends, and the Morris Nichols opinion asserts, that the Company's Certificate grants the Board "unqualified power to amend the By-Laws." *See*, Morris Nichols Opinion, page 2. This contention and assertion is factually incorrect. Article SIXTH of the Certificate reads in full as follows:

> *In furtherance and not in limitation of the powers conferred by statute,* the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the corporation. (*emphasis added*).

The common meaning of the word "furtherance" is "the act of helping something to become more successful or advanced." *See,* Merriman Webster's Online Dictionary, http://www.merriam-webster.com/dictionary/furtherance. Consequently, with respect to specific "powers conferred by statute," the Board's power to make, alter or repeal" bylaws is qualified by, and subject to, the statute's purpose and in this case specifically Section 112 of the Delaware General Corporate Law (DGCL).

2. <u>The purpose of Section 112 of the DGCL is to provide proxy access to stockholder of Delaware corporations.</u> Section 112 of the DGCL is a specific enabling statute, enacted after the more general enabling statute found at Section 109 of the DGCL, for the purpose of providing Delaware stockholders access to proxy statements that were controlled by a corporation's board of directors. Consequently, it would not further the statutory purpose of Section 112 for a bylaw provision adopted by the stockholders to be subsequently altered or repealed by the very board of directors that already controlled access to the corporation's proxy statement. Furthermore, Section 112(6) specifically enables stockholders proposing proxy access amendments to bylaws to include "[a]ny other lawful condition," like the last sentence of the Knowles proposal that would limit the Board's power to amend the very provision enabled by the statute. Unlike Section 109 of the DGCL, Section 112(6) does not specifically require that such "lawful conditions" not be in conflict with the certificate of incorporation. Applying general rules of statutory construction, Section 112(6) is not ambiguous on its face, and if the condition is otherwise lawful, it would be permitted to be included in the proposal even if it was "inconsistent" with the certificate of incorporation. *Compare* Section 109(b) with Section 112(6); *See, CML V, LLC v. Bax,* 28 A.3d.1037,1041 (Del. 2011).

All of the authorities cited in the Morris Nichols Opinion and relied upon by the Company in its Letter, except for *Airgas, Inc. v. Air Products and Chemicals, Inc.,* 8 A.3d 1182 (Del. 2010), predate the enactment of Section 112 of the DGCL and are therefore are not dispositive to the issue. In *Airgas,* Section 112 was not at issue and therefore is also not dispositive to the issue. In addition, the Morris Nichols Opinion cites *CA, INC. v AFSCME Employees Pension Plan,* 953 A.2d 227 (Del. 2008), which responded to the Commission's certified questions concerning a stockholder proposal mandating the reimbursement of proxy solicitation expenses, in support of its assertion that the Knowles Proposal "is not a proper subject for stockholder action under Delaware law." *See,* Morrison Nichols Opinion, at 3. In fact, the Delaware Supreme Court in *CA* held the exact opposite, finding that the stockholder proposal was a proper subject for action by shareholders as a matter of Delaware law. *See, CA,* supra, at 237. More importantly, in response to the apparent conflict between CA's certificate of incorporation and Section 141(a) of the DGCL on the one hand, and Section 109 of the DGCL on the other hand, the Delaware Supreme Court suggested that stockholders should "seek recourse from the Delaware General Assembly" to resolve the apparent conflict between the scope of power vested in stockholder and the power vested in a board of directors. The very next year, the Delaware General

Assembly enacted Section 113 of the DGCL specifically enabling bylaw provisions mandating the reimbursement of proxy solicitation expenses that were struck down by the court at the same time as enacting Section 112's proxy access provisions. The Delaware legislature did not further qualify the language of Section 112(6) to lawful conditions that are not inconsistent with the certificate of incorporation as they did in Section 109(b). Consequently, the Company's contentions in its Letter supported by the Morris Nichols Opinion fail to address the issues raised in Knowles' response herein and Knowles respectfully submits that the Staff should not concur in the Company's contention that the Knowles Proposal can be excluded from the API proxy statement under Rule 14a-8.

3. Knowles would be agreeable to a minor modification to the Knowles Proposal. Finally, Knowles would not object to a slight modification to the last sentence in the Knowles Proposal by adding the following phrase at the begging thereof: "To the fullest extent permitted by law, and to the extent not inconsistent with the fiduciary duties owed by the Board of Directors,..." This minor modification to the last sentence of the Knowles Proposal would not transform the Knowles Proposal into a new proposal as it only qualifies the stockholder's sole power to amend the bylaw provision to the fullest extent permitted by the recently enacted Section 112 and give the Board of Directors the power to amend the provision only when a fiduciary duty requires it.

If the Staff has any questions concerning the foregoing, please do not hesitate to contact me at (916)930-2513 or via e-mail at sbartel@lockelord.com.

Very truly yours,

Scott E. Bartel

cc: Landy Strongin, Esq. (via e-mail)
Charles M. Knowles, Jr. DVM (via e-mail)

From:	Bramhall, Park <bramhall@dssvlaw.com>
Sent:	Thursday, April 10, 2014 1:55 PM
To:	shareholderproposals
Cc:	Scott E. Bartel - Locke Lord LLP (sbartel@lockelord.com); Charles Knowles *** FISMA & OMB Memorandum M-07-16 Strongin, Landey; Bramhall, Park
Subject:	Rule 14a-8(j) No-Action Letter Request Submitted on Behalf of Advanced Photonix, Inc.
Attachments:	14a-8 API 14a-8 No Action Letter (4-10-2014).pdf

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) and in accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("**SLB 14D**"), we are mailing the attached letter and its attachments to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission at shareholderproposals@sec.gov to inform you that our client, Advanced Photonix, Inc., a Delaware corporation, intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders a stockholder proposal and statements in support thereof received from Scott E. Bartel, Locke Lord LLP (the "**Representative**") on March 13, 2014 on behalf of the Representative's client, Charles M. Knowles, Jr. DVM (the "**Proponent**"). In accordance with Section E of SLB 14D, we are concurrently sent copies of this correspondence to the Proponent and the Representative, who are cc'd on this email.

Please confirm receipt by responding to this email at your earliest convenience.

Thank you and best regards,

Park Bramhall

DORNBUSH SCHAEFFER STRONGIN & VENAGLIA LLP

Park S. Bramhall
747 Third Avenue | New York, NY 10017
D: (212) 508-9314 | T: (212) 759-3300 | F: (212) 753-7673
www.dssvlaw.com | bramhall@dssvlaw.com

BY EMAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Advanced Photonix, Inc. – Section 14(a), Rule 14a-8 Stockholder Proposal Submitted by Charles M. Knowles, Jr.

Ladies and Gentlemen:

This letter (the "**Letter**") is to inform you that our client, Advanced Photonix, Inc., a Delaware corporation ("**API**" or the "**Company**"), intends to omit from its proxy statement and form of proxy (collectively, the "**2014 Proxy Materials**") for its 2014 Annual Meeting of Stockholders (the "**2014 Annual Meeting**") a stockholder proposal (the "**Proposal**") and statements in support thereof (the "**Supporting Statement**") received from Scott E. Bartel, Locke Lord LLP (the "**Representative**") on March 13, 2014 on behalf of the Representative's client, Charles M. Knowles, Jr. DVM (the "**Proponent**"). A copy of the Proposal, the Supporting Statement and related correspondence from the Proponent is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j) and in accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("**SLB 14D**"), we are mailing this letter and its attachments to the Staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") at shareholderproposals@sec.gov no later than eighty (80) calendar days before the date the Company expects to file its definitive 2014 Proxy Materials with the Commission and have concurrently sent copies of this correspondence to the Proponent and the Representative.

Rule 14a-8(k) and Section E of SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the stockholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proposal is set forth below.

Stockholder Proposal

That Section 6 of the Corporation's By-Laws be amended to include the following subsection (4):

> If this Corporation solicits proxies with respect to an election of directors, it shall include in its proxy solicitation materials (including any form of proxy it distributes), at the Corporation's expense, one or more individuals nominated by a nominating stockholder, in addition to individuals nominated by the board of directors. For the purpose of this subsection (4), a "nominating

> stockholder" shall mean one or more persons who have held, directly or in street name, at least one percent (1%) of the Corporation's issued and outstanding common stock for at least one year prior to the date of the stockholder's nomination. The provisions of this subsection (4) may only be amended by a vote of the stockholders.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in API's view that it may exclude the Proposal from the 2014 Proxy Materials pursuant to:

1. Rule 14a-8(i)(1) because the Proposal is not a proper subject matter for action by the Company's stockholders under Delaware law (Please see Section IV);
2. Rule 14a-8(i)(2) because implementation of the Proposal would violate Delaware law (Please see Section III);
3. Rule 14a-8(i)(6) because API lacks the power or authority to implement the Proposal (Please see Section V); and
4. Rule 14a-8(e)(2) in the event the Proponent attempts to revise the defect in its Proposal in response to this Letter to eliminate the conflict with API's certificate of incorporation, as amended (the "**Certificate**"), which as described in greater detail below, serves as the basis for the Company's request to exclude the Proposal pursuant to Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) (Please see Section VI).

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate State Law.

Rule 14a-8(i)(2) provides that a company may omit a proposal and any supporting statement from its proxy materials if implementation of the proposal would require the company to violate any state, federal, or foreign law to which it is subject. The Company believes that it may exclude the Proposal from the 2014 Proxy Materials because the Proposal includes a provision that directly conflicts with the Company's Certificate (a copy of which is attached hereto as Exhibit B), and therefore implementation of the Proposal would violate Section 109(b) of the General Corporation Law of the State of Delaware (the "**DGCL**"). The arguments set out in this Letter rely on the opinion of the Company's Delaware counsel, Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit C (the "**Delaware Opinion**").

The Staff has previously confirmed that proposals that would require a company to violate State law are properly excludable under Rule 14a-8(i)(2). In particular, the Staff, pursuant to Rule 14a-8(i)(2), has permitted exclusion of stockholder proposals regarding amendments to governing documents that, if implemented, would cause the company to violate state law on numerous occasions. See, e.g., *Vail Resorts, Inc.* (Sep. 16, 2011) (concurring with exclusion of stockholder proposal to amend the by-laws to "make distributions to stockholders a higher priority than debt repayment or asset acquisition" under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *Ball Corp.* (Jan. 25, 2010) (concurring with the exclusion of a stockholder proposal requesting that the company take the necessary steps to declassify its board of directors where such declassification would violate state law); *Citigroup Inc.* (Feb. 18, 2009) (concurring with exclusion of stockholder proposal to amend the by-laws to establish a board committee on U.S. economic security under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *AT&T, Inc.* (Feb. 19, 2008) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of proposals requesting that the company take the necessary steps to amend the company's governing documents to permit stockholders to act by written consent and that the board adopt cumulative voting because the proposals would cause the company to violate state law); *The Boeing Co.* (Feb. 19, 2008) (similar proposal seeking unilateral board action eliminating restrictions on stockholder actions by written consent violates Delaware law); *Monsanto Co.* (Nov. 7, 2008, *recon. denied*, Dec. 18, 2008) (concurring with exclusion of stockholder proposal to amend the by-laws to require directors to take an oath of allegiance to the U.S. Constitution under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *General Motors Corp.* (Apr. 19, 2007) (proposed by-law amendment requiring each company director to oversee, evaluate and advise certain functional company groups violates Section 141(a) of the DGCL, which provides that all directors have the same oversight duties unless otherwise provided in the company's certificate of incorporation); and *Hewlett-Packard Co.* (Jan. 6, 2005) (concurring with exclusion of a stockholder proposal recommending that the company amend its by-laws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law).

As noted above, implementation of the Proposal would violate Section 109(b) of the DGCL. Section 109(b) of the DGCL requires that by-law provisions not be inconsistent with law or the certificate of incorporation. 8 Del. C. § 109(b).[1] As set forth in the Delaware Opinion, Delaware courts have repeatedly held that a by-law provision that is inconsistent with a corporation's charter violates Delaware law and is a nullity. *Centaur Partners, IV v. National Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (discussed later in this Letter); *Essential Enterprises Corporation v. Automatic Steel Products, Inc.*, 159 A.2d 288, 291 (Del. Ch. 1960) (invalidating a by-law providing for removal of directors without cause because it was inconsistent with the certificate of incorporation); *Prickett v. American Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969) (invalidating a by-law providing one-year terms for directors because the certificate of incorporation provided three-year director terms); *Airgas, Inc. v. Air Products and Chemicals, Inc.*, 8 A.3d 1182 (Del. 2010) (invalidating a by-law that would have required directors to stand for re-election approximately two-and-a-half years after their election because the certificate of incorporation contemplated that directors would serve three-year terms). In particular, Delaware courts have held that a by-law that is not subject to amendment, alteration or repeal by the board of directors, where the certificate of incorporation gives the board authority to amend the by-laws, would be invalid under Delaware law. *Centaur Partners IV v. National Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990). The last sentence of the Proposal would give only stockholders the power to amend the by-law proposed in the Proposal once it has been adopted. The Sixth Article of the Company's Certificate, however, gives the Board of Directors of the Company (the "**Board**") the unqualified power to amend the by-laws of the Company (the "**By-Laws**"), and therefore mandates

[1] DGCL §109(b) states: "*(b) The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.*"

that any part of the By-Laws may be amended by the Board.[2] Therefore, the Proposal is clearly in conflict with the Company's Certificate and is invalid under Delaware law. Moreover, the Staff has previously confronted this issue, and in that case, the Staff permitted CVS Caremark Corporation ("**CVS**") to exclude a stockholder proposal to amend its by-laws on the grounds that the provisions of the proposal that prohibited alterations or appeals of the proposed by-law without approval of the stockholders would conflict with CVS' certificate of incorporation.[3] See *CVS Caremark Corporation* (Mar. 9, 2010).[4]

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action by the Company Stockholders Under Delaware Law.

Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization," and the Staff has recognized that proposals that, if implemented, would cause the company to breach state law may be omitted from a company's proxy statement in reliance on Rule 14a-8(i)(1). See, e.g., *Pennzoil Corporation* (Mar. 22, 1993)(concurring with exclusion under Rule 14a-8(c)(1) [the predecessor of Rule 14a-8(i)(1)] of a proposal containing a provision prohibiting alterations of the implementing by-law without stockholder approval).[5] As described both above in Section III and in the Delaware Opinion in greater detail, the Proposal is not a proper subject for stockholder action under Delaware law because its terms fall outside of the types of by-law provisions permitted by Section 109(b) of the DGCL.

V. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff has recognized that proposals that, if implemented, would cause the company to breach state law may be omitted from a company's proxy statement in reliance on Rule 14a-8(i)(6). See *Citigroup, Inc.* (Feb. 18, 2009) (concurring with exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal urging the adoption of a policy that would breach the company's current compensation agreements by requiring senior executives to retain shares acquired as compensation for two years following the termination of their employment unless the proposal were revised to state that it would apply only to compensation awards made in the future); *NVR. Inc.* (Feb. 17, 2009) (same); *Bank of America Corp.* (Feb. 26, 2008) (concurring with exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal urging the board to disclose certain information regarding the company's relationships with compensation consultants, including information subject to binding confidentiality agreements); *AT&T Corp.* (Feb 19, 2008) (concurring

[2] The text of Article Sixth of the Certificate is as follows: "*In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the corporation.*"

[3] The last sentence of the second paragraph of the proponent's adopting resolution contained the following language: "Notwithstanding any other provision in these by-laws, this Section may only be altered, amended or repealed by the stockholders entitled to vote thereon at any annual or special meeting thereof."

[4] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2010/seiumaster030910-14a8.pdf

[5] The relevant provision stated: "*5. This bylaw shall not be altered or repealed without approval of the stockholders.*"

with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of proposals requesting that the company amend the company's governing documents to permit stockholders to act by written consent and that the board adopt cumulative voting because the proposals would cause the company to violate state law); *The Boeing Co.* (Feb. 19, 2008) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal requesting that the company amend the company's governing documents to permit stockholders to act by written consent because the proposal would cause the company to violate state law); *Noble Corp.* (Jan. 19, 2007) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal recommending that the board revise the articles of association to declassify the board and provide for annual elections); *SBC Communications Inc.* (Jan. 11, 2004) (concurring in the omission under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal requiring the company to reduce the number of board seats from twenty one to fourteen unless revised as a recommendation or request that the board of directors take the steps necessary to implement the proposal);*Xerox Corp.* (Feb. 23, 2004) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal requesting that the company amend the company's certificate of incorporation to permit stockholders to act by written consent and call special meetings because the proposal would cause the company to violate state law); and *Sears, Roebuck & Co.* (Feb. 17, 1989) (concurring in the omission under the predecessor Rule 14a-8(c)(2) and 14a-8(c)(6) [now Rules 14a-8(i)(2) and 14a-8(i)(6)] of a proposal requiring the company to declassify the board unless revised to urge that the board of directors take the steps necessary to effect the proposal); see also Section B of SLB 14D.

As discussed above in Section III and in the Delaware Opinion, implementation of the Proposal would cause API to violate Delaware law because implementation of the Proposal would violate Section 109(b) of the DGCL. Thus, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating Delaware law, it is also excludable under Rule 14a-8(i)(6) as beyond API's power to implement.

VI. Revising the Proposal to Remove the Conflict with API's Certificate of Incorporation Would Result in a New Proposal, and the Proposal Therefore May Be Excluded Pursuant to Rule 14a-8(e)(2) Since the New Proposal Would be Received After the Deadline for Submitting Rule 14a-8 Proposals.

1. Revisions are Only Permitted in Limited Circumstances.

While we acknowledge that the Proponent could remedy the defect in the Proposal by deleting the provision requiring the stockholders to approve all amendments to the proposed by-law, Section E.1 of Staff Legal Bulletin No.14 (July 13, 2001) ("**SLB 14**") states that *"[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement*", and Section D.1 of Staff Legal Bulletin No. 14F (October 18, 2011) ("**SLB 14F**") modifies this position only with respect to changes to a proposal that are submitted prior to the applicable Rule 14a-8 deadline. That said, we are aware that the Staff, in its discretion, permits proponents on some occasions to revise a proposal when the revisions are "*minor in nature*" and "*do not alter the substance of the proposal.*" The deletion of the provision requiring the stockholders to approve all amendments to the proposed by-law is so material, however, that it would result in a new proposal (the "**Revised Proposal**") and go far beyond the nature of the changes that the Staff indicated that it would permit in Section E.5 of SLB 14. In particular, Section

E.5 of SLB 14 states:

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	***Type of revision that we may permit***
Rule 14a-8(i)(1)	*When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.*
Rule 14a-8(i)(2)	*If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.*
Rule 14a-8(i)(3)	*If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.*
Rule 14a-8(i)(6)	*Same as rule 14a-8(i)(2), above.*
Rule 14a-8(i)(7)	*If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.*
Rule 14a-8(i)(8)	*If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.*
Rule 14a-8(i)(9)	*Same as rule 14a-8(i)(8), above.*

The guidance in Section E.5 of SLB 14 indicates that in connection with objections raised pursuant to Rule 14a-8(i)(1), the Staff would permit the proponent to convert a binding proposal to a precatory proposal. Similarly, with respect to objections raised in connection with Rules 14a-8(i)(2) and (i)(6), the guidance indicates that the Staff would permit the proponent to revise the proposal to apply only prospectively in order to prevent the company from breaching existing contractual obligations. In this circumstance, however, we believe that the Staff should be highly circumspect in exercising such discretion in the context of a binding by-law provision since every change to a binding by-law is inherently substantive in nature and, as indicated by the preceding, is the kind of change that is materially different from the types of revisions contemplated by Section E.5 of SLB 14.

Moreover, the Staff has previously confronted this issue in the CVS 2010 No Action Letters, and in that case, the Staff held that proposed revisions to a by-law provision similar to the by-law provision in question here would alter the substance of the proposal, and therefore were not minor in nature. See *CVS Caremark Corporation* (Mar. 17, 2010)[6] In particular and as noted above in Section III,

[6] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2010/seiumasterrecon31710-14a8.pdf.

the Staff permitted CVS to exclude a stockholder proposal to amend its by-laws pursuant to Rule 14a-8(i)(2) on the grounds that the provisions of the proposal that prohibited alterations or appeals of the proposed by-law without approval of the stockholders would conflict with CVS' certificate of incorporation. See *CVS Caremark Corporation* (Mar. 9, 2010)("**CVS 1**").[7] In response to the Staff's decision in CVS 1, the proponent submitted a request on March 15, 2010 that the Staff reconsider its position on the grounds that, among other things, the proponent would delete the provision of its proposal that conflicted with CVS's certificate of incorporation. In its letter dated March 17, 2010, the Staff declined to reconsider its decision in CVS 1, and stated:

> *You have offered to revise the proposal to avoid the conflict with CVS's Certificate of Incorporation by deleting the last sentence of the second paragraph of the resolution[8] and the reference to an amendment to Article VIII of CVS's By-Laws. You have also offered to revise the proposal to cure the conflict with CVS's By-Laws by adding language to the proposal to "make it clear that shareholders are also voting to delete the parenthetical in Article II, Section 14" of the By-Laws.* ***In our view, these revisions would alter the substance of the proposal and are not, therefore, minor in nature.***

2. In the Event That the Proponent Submits the Revised Proposal, it Would be Excludable Pursuant to Rule 14a-8(e)(2) Since the New Proposal Would be Received After the Deadline for Submitting Rule 14a-8 Proposals.

Under Rule 14a-8(e)(2), a stockholder proposal submitted for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the date that the company's proxy statement was released to stockholders in connection with the previous year's annual meeting. The Company released its 2013 Proxy Materials on July 12, 2013.[9] The deadline for submitting stockholder proposals for inclusion in the 2014 Proxy Materials, calculated in accordance with Rule 14a-8(e)(2), was March 14, 2014. The Company held its 2013 Annual Meeting on August 23, 2013 and it intends to hold its 2014 Annual Meeting of Stockholders on August 22, 2014, which is within 30 days of the anniversary date of the 2013 Annual Meeting.

In accordance with Rule 14a-5(e), the Company disclosed the March 14, 2014 deadline in its 2013 Proxy Materials. The Company stated the following at page 5 of its 2013 Proxy Materials under the heading "**May I propose actions for consideration at next year's Annual Meeting of Stockholders or nominate individuals to serve as directors?**"

> A: Yes. The following requirements apply to stockholder proposals, including director nominations, for the 2014 Annual Meeting of Stockholders.
>
> **Requirements for Stockholder Proposals to be Considered for Inclusion in Proxy Materials:**

---

[7] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2010/seiumaster030910-14a8.pdf

[8] The language of the last sentence of the second paragraph of the proponent's adopting resolution was as follows: "*Notwithstanding any other provision in these by-laws, this Section may only be altered, amended or repealed by the stockholders entitled to vote thereon at any annual or special meeting thereof.*"

[9] The 2013 Proxy Materials are accessible at: http://www.sec.gov/Archives/edgar/data/869986/000115752313003321/a50669468.htm.

> *Stockholders interested in submitting a proposal for inclusion in the proxy materials distributed by us for the 2014 Annual Meeting of Stockholders may do so by following the procedures prescribed in Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the Exchange Act). To be eligible for inclusion, stockholder proposals must be received by us no later than March 14, 2014 and must comply with the Company's By-Laws and regulations of the SEC under Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials. If we hold our 2014 Annual Meeting of Stockholders more than 30 days before or after August 23, 2014 (the one-year anniversary date of the 2013 Annual Meeting), we will disclose the new deadline by which stockholders proposals must be received under Item 5 of Part II of our earliest possible Quarterly Report on Form 10-Q or, if impracticable, by any means reasonably determined to inform stockholders. Proposals should be addressed to our principal executive offices: Advanced Photonix, Inc., Attention: Corporate Secretary, 2925 Boardwalk, Ann Arbor, Michigan 48104.*

As clarified by the Staff in Section D.2 of SLB 14F, "*If a stockholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions.*" SLB 14F states that in this situation, the company *must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j),*" and "*may cite Rule 14a-8(e) as the reason for excluding the revised proposal.*" This letter constitutes such a notice. More to the point, in the event the Proponent submits the Revised Proposal, it would constitute a second proposal that was not submitted prior to the publicly disclosed March 14, 2014 deadline for the reasons discussed above in Section VI.1, and the Company would not accept the revisions set forth in the Revised Proposal. Accordingly, the Company hereby notifies both the Staff and the Proponent of its intent to exclude the Revised Proposal pursuant to Rule 14a-8(e)(2) in the event the Proponent decides to submit it.

The Staff has previously concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the company's principal executive offices after the deadline for submitting stockholder proposals. See, e.g., PPG Industries, Inc. (Jan. 7, 2014);[10] PG&E Corporation (Mar. 5,2013);[11] General Electric Co. (Jan. 30, 2013);[12] Costco Wholesale Corp. (Nov. 20, 2012);[13] General Electric Co. (Jan. 11, 2012);[14] Johnson & Johnson (Jan. 13, 2010);[15] and General Electric Co.(Mar. 19, 2009).[16]

In the event the Proponent decides to submit the Revised Proposal, the Company will not provide the Proponent with the 14-day notice of deficiency described in Rule 14a-8(f)(l) in connection with the Revised Proposal because such notice is not required if the proposal's defect cannot be cured. As stated in Rule 14a-8(f)(l) and clarified in SLB 14 and SLB 14F, Rule 14a-8(f)(l) does not require a company to provide a notice of deficiency where, as here, a proponent fails to submit a proposal by the submission deadline set forth under Rule 14a-8(f)(l). Therefore, the Company is not required to send a notice to the Proponent under Rule 14a-8(f)(l) in order for the Revised Proposal to be excluded under

---

10 http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/jamespenzak010714-14a8.pdf.
11 http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/peterkaiser030513new-14a8.pdf.
12 http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozo013013-14a8.pdf.
13 http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/myrayoung112012-14a8.pdf.
14 http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/myronkreilein011112-14a8.pdf.
15 http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2010/richardlarkin011310-14a8.pdf.
16 http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/edwardedithrudy031909-14a8.pdf.

Rule 14a-8(e)(2).

Consistent with the foregoing, we believe that it is appropriate to exclude the Revised Proposal from the 2014 Proxy Materials as untimely under Rule 14a-8(e) in the event the Proponent decides to submit it in response to the Letter.

VII. Conclusion

For the foregoing reasons, API respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(6) and, in the event the Proponent attempts to revise the defect in its Proposal in response to this Letter to eliminate the conflict with API's Certificate, Rule 14a-8(e)(2).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at (212) 759-3300 or via email at strongin@dssvlaw.com.

Sincerely,

Landey Strongin

cc: Charles M. Knowles, Jr. DVM (via e-mail and Federal Express)
Scott E. Bartel, Esq (via e-mail)
Richard D. Kurtz (via e-mail)

EXHIBIT A

RULE 14A-8 STOCKHOLDER PROPOSAL SUBMITTED BY CHARLES M. KNOWLES, JR. DVM

Locke Lord LLP

Attorneys & Counselors

Atlanta, Austin, Chicago, Dallas,
Hong Kong, Houston, London, Los Angeles,
New Orleans, New York, Sacramento,
San Francisco, Washington DC

Fax Cover Sheet

2014-03-13 17:44:30 CDT

To:	Organization:	Fax Number:	Phone Number:
Landey Strongin	Dornbush Schaeffer	12127537673	

Subject: Advanced Photonix

Message:
Attached please find a copy of our letter of today's date.

Sincerely,

Dee Hutchinson

Assistant to Scott Bartel

Dee Hutchinson
Assistant to Scott Bartel, Eric Stiff,
John McKinsey, Deborah Seo and Dean Modir
Locke Lord LLP
500 Capitol Mall, Suite 1800
Sacramento, CA 95814-4714
916-930-2518 Direct
916-930-2501 Fax
dhutchinson@lockelord.com<mailto:edhutchinson@lockelord.com>
www.lockelord.com<http://www.lockelord.com/>

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Locke Lord LLP
Attorneys & Counselors

500 Capitol Mall, Suite 1800
Sacramento, CA 95814
Telephone: 916-930-2500
Fax: 916-930-2501
www.lockelord.com

Scott E. Bartel
Direct Telephone: 916-930-2513
Direct Fax: 916-720-0893
sbartel@lockelord.com

March 13, 2014

VIA FACSIMILE AND E-MAIL

Landey Strongin, Esq.
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, NY 10017

Re: Rule 14a-8 Shareholder Proposal Submitted to Advanced Photonix, Inc. (the "Company") by Charles M. Knowles, Jr.

Dear Sir/Madam:

We represent Charles M. Knowles, Jr., a stockholder of Advanced Photonix, Inc. (the "Company"). On behalf of our client, please find attached our client's stockholder proposal letter tendered pursuant to SEC Rule 14a-8. The original has been sent directly to the Company.

As set forth in the letter, our client is submitting the same stockholder proposal to amend the Company's By-Laws that it did last year.

We would appreciate knowing, at your earliest convenience, whether the Company will include our client's stockholder proposal in its proxy statement for the upcoming Annual Meeting of Stockholders or oppose its inclusion in front of the Securities and Exchange Commission under SEC Rule 14a-8.

Of course, should you have any questions or concerns relating to this matter, please do not hesitate to contact me.

Very truly yours,

Scott E. Bartel

SEB:dh
Enclosure

Charles M. Knowles, Jr. DVM

124 Golfmeadows Lane

Chapmanville, WV 25508

March 11, 2014

VIA CERTIFIED MAIL

Advanced Photonix, Inc.

Attention: Corporate Secretary

2925 Boardwalk

Ann Arbor, Michigan 48104

RE: Stockholder Proposal – Amendment of By-Laws

Dear Sir or Madam:

Pursuant to Securities Exchange Act Rule 14a-8, I hereby submit for inclusion in the proxy statement the following proposal for business to be brought before the upcoming annual meeting of the stockholders of Advanced Photonix, Inc. (the "Corporation"):

Stockholder Proposal

That Section 6 of the Corporation's By-Laws be amended to include the following subsection (4):

> If this Corporation solicits proxies with respect to an election of directors, it shall include in its proxy solicitation materials (including any form of proxy it distributes), at the Corporation's expense, one or more individuals nominated by a nominating stockholder, in addition to individuals nominated by the board of directors. For the purpose of this subsection (4), a "nominating stockholder" shall

mean one or more persons who have held, directly or in street name, at least one percent (1%) of the Corporation's issued and outstanding common stock for at least one year prior to the date of the stockholder's nomination. The provisions of this subsection (4) may only be amended by a vote of the stockholders.

Supporting Statement

The above-proposed amendment will give stockholders the ability to nominate directors to the Corporation's board of directors (the "Board") and to have those nominees included in the Corporation's proxy materials at the Corporation's expense. If adopted, this amendment will make directors more accountable to stockholders and improve corporate governance.

Currently, candidates for election to the Board are selected by the Nominating and Governance Committee of the Board of Directors (the "Committee"). The Committee will consider candidates recommended by stockholders, but such candidates will not become nominees for election to the Board unless approved by the Committee. Such a nominating process tends to produce nominees favored by a company's management and protect incumbent directors.

By giving stockholders the right to directly nominate candidates for election to the Board, stockholder interests will become paramount. To maintain their positions, all directors will need to be responsive to stockholder concerns and demonstrate their commitment to maximizing stockholder value. This focus on protecting stockholder interests will produce a more effectively governed corporation.

Moreover, the above-proposed amendment will harmonize the Corporation's bylaws with a recently enacted Delaware statute. In 2009, the State of Delaware, in an effort to protect stockholder interests, adopted Section 112 of the Delaware General Corporation Law titled "Access to proxy solicitation materials," upon which the above-proposed amendment is based.

For additional information regarding stockholder nominating rights, I invite my fellow stockholders to review the work of Harvard University's Professor Lucian Arye Bebchuk, specifically his papers:

- *Shareholder Access to the Ballot*, available at: http://www.law.harvard.edu/programs/olin_center/papers/428_bebchuk.php and,
- *The Business Roundtable's Untenable Case Against Shareholder Access*, available at: http://www.law.harvard.edu/programs/olin_center/papers/516_Bebchuk.php

Verification of Ownership of Common Stock

Enclosed please find statements from TD Ameritrade verifying that as of March 12,2014, I have continuously held at least $2,000 in market value of the Corporation's common stock. I intend to hold at least $2,000 in market value of the Corporation's common stock through the date of the upcoming annual meeting.

Sincerely,

Charles M. Knowles Jr.

cc: Scott E. Bartel, Esq.

TD Ameritrade

March 13, 2014

Charles Morgan Knowles, Jr

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade acc***FISMA & OMB Memorandum M-07-16***

Dear Charles Knowles,

Thank you for allowing me to assist you today. As you requested, this letter confirms the following:

For the time period of March 13, 2013 – March 12, 2014, 145,019 shares of Advanced Photonix Inc, Cl A (API) were continuously held in your TD Ameritrade ac***FISMA & OMB Memorandum M-07-16***

An additional 100,000 shares of Advanced Photonix Inc, CL A (API) were held, in your SEP IRA account ***FISMA & OMB Memorandum M-07-16***013. These shares were held continuously, but were not held continuously in this account, as they were transferred to your Roth IRA a***FISMA & OMB Memorandum M-07-16***h conversion on 03/18/2013.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

TD Ameritrade

March 13, 2014

Charles Morgan Knowles, Jr

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade a***FISMA & OMB Memorandum M-07-16***

Dear Charles Knowles,

Thank you for allowing me to assist you today. As you requested, this letter confirms the following:

For the time period of March 13, 2013 – March 12, 2014, 94,333 shares of Advanced Photonix Inc, Cl A (API) were continuously held in your TD Ameritrade ac***FISMA & OMB Memorandum M-07-16***

An additional 100,000 shares of Advanced Photonix Inc, CL A (API) were held, in your SEP IRA account ***FISMA & OMB Memorandum M-07-16***13. These shares were held continuously, but were not held continuously in this account, as they were transferred to your Roth IRA a***FISMA & OMB Memorandum M-07-16*** conversion on 03/18/2013.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

TD Ameritrade

March 13, 2014

Charles Morgan Knowles, Jr &
Linda S Knowles

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade acc***FISMA & OMB Memorandum M-07-16***

Dear Charles Knowles & Linda Knowles,

Thank you for allowing me to assist you today. As you requested, this letter confirms the following:

For the time period of March 13, 2013 – March 12, 2014, 183,211 shares of Advanced Photonix Inc. Cl A (API) were continuously held in your TD Ameritrade ac***FISMA & OMB Memorandum M-07-16***

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 6380 L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

<u>EXHIBIT B</u>

CERTIFICATE OF INCORPORATION OF ADVANCED PHOTONIX, INC., AS AMENDED

888174055

FILED

JUN 22 1988

[signature]

CERTIFICATE OF INCORPORATION

OF

Xsirius Photonics, Inc.

FIRST: The name of the corporation is Xsirius Photonics, Inc.

SECOND: The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the resident agent at such address is: The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is:

> To have unlimited power to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is: Twenty Million (20,000,000) shares of common stock, $.001 par value.

FIFTH: The name and mailing address of the incorporator is as follows:

Name	Address
Margaret E. Routzahn	12th Floor Packard Bldg. 15th & Chestnut Streets Philadelphia, PA 19102

SIXTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the corporation.

SEVENTH: Elections of directors need not be by written ballot unless the By-Laws of the corporation shall so provide.

FIGHTH: A director o· this corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii), under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 21st day of June, 1988.

Margaret E. Routzahn
Margaret E. Routzahn

888365183

FILED

DEC 30 1988 1:20 pm

[signature]
SECRETARY OF STATE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

* * * * *

XSIRIUS PHOTONICS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

> RESOLVED, that Article Fourth of this Corporation's Certificate of Incorporation be and it hereby is amended and restated in its entirety as follows:
>
> "Fourth:
>
> (A) The total number of shares of stock which the Corporation shall have authority to issue is Thirty Million (30,000,000) shares, of which Twenty Million (20,000,000) shares shall be designated as Common Stock, with a par value of $.001 per share, and of which Ten Million (10,000,000) shares shall be designated as Preferred Stock, with a par value of $.001.
>
> The Board of Directors may issue, in one or more classes or series, shares of Preferred Stock, with full, limited, multiple, fractional or no

voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights or other special or relative rights as shall be fixed from time to time by the Board of Directors by resolution.

(B) Each share of Common Stock shall be entitled to one vote on all matters on which shareholders may vote, including the election of directors. There shall be no cumulative voting in the election of directors.

(C) Holders of Common Stock are entitled to participate equally, as a class, in dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to the payment of any dividends on any class of capital stock with dividend rights superior to those of the Common Stock.

(D) Upon the liquidation, dissolution or winding up of the Corporation (either voluntary or involuntary), holders of Common Stock shall be entitled to receive, on a pro rata basis, the assets of the Corporation which are legally available for distribution, subject to the prior rights of creditors."

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the foresaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the General Corporaiton Law of the Stat eof Delaware.

IN WITNESS WHEREOF, said corporation has caused this certicate to be signed by its President and attested by its Secretary this 30th day of November, 1988.

XSIRIUS PHOTONICS, INC.

By: ______________________
Andrzej J. Dabrowski,
President

Attest:

By: ______________________
Edward H. Deese,
Secretary

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

XSIRIUS PHOTONICS, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY that the Board of Directors and the stockholders of the Corporation, by a Joint Action by Consent in Writing, adopted the following resolution amending the Corporation's Certificate of Incorporation, and further certifies that said resolution was duly adopted in accordance with the provisions of Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware and written notice of such action has been given to stockholders who have not consented in writing, as provided in Section 228 of the General Corporation Law of the State of Delaware:

> RESOLVED, that Section FIRST of the Certificate of Incorporation of the corporation be amended and restated in its entirety to read as follows:
>
> FIRST: The name of the corporation is Advanced Photonix, Inc.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed by its President and attested by its Secretary this 6th day of November, 1990.

XSIRIUS PHOTONICS, INC.

By: Thomas T. Lewis
Thomas T. Lewis
President

Attest:

By: Judith Pilger
Judith Pilger
Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 11:40 AM 11/21/1990
903255055 - 2164577

CERTIFICATE OF AMENDMENT

of

CERTIFICATE OF INCORPORATION

ADVANCED PHOTONIX, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY that the Board of Directors and the stockholders of the Corporation entitled to vote thereon, by a Joint Action by Consent in Writing, adopted the following resolution amending the Corporation's Certificate of Incorporation, and further certifies that said resolution was duly adopted in accordance with the provisions of Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware and written notice of such action has been given to stockholders who have not consented in writing, as provided in Section 228 of the General Corporation Law of the State of Delaware:

RESOLVED, that Section FOURTH of the Certificate of Incorporation of the Corporation be and it hereby is amended and restated in its entirety to read as follows:

FOURTH: The total number of shares that the Corporation shall have authority to issue is 24,420,113, consisting of 10,000,000 shares of Class A Common Stock, par value $.001 per share ("Class A Common Stock"), 4,420,113 shares of Class B Common Stock, par value $.001 per share ("Class B Common Stock") and 10,000,000 shares of Preferred Stock, of which 780,000 shares shall be designated as Class A Convertible Preferred Stock, par value $.001 per share ("Class A Preferred Stock").

The Board of Directors may issue, in one or more classes or series, shares of Preferred Stock, with full, limited, multiple, fractional or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights or such other special or relative rights as shall be fixed from time to time by resolution of the Board of Directors.

On the effective date of the Certificate of Amendment to the Certificate of Incorporation of the Corporation containing the provisions of this Section FOURTH authorizing the Company to issue shares of Class A Common Stock and Class B Common Stock (the "Effective Date"), each share of Common Stock, par value $.001 per share, outstanding prior to the Effective Date ("Old Common Stock") is hereby reclassified as and converted into, without any further act by any person, four-tenths (.4) of one share of Class B Common Stock. From and after the Effective Date, and until exchanged for certificates representing Class B Common Stock, certificates representing shares of Old Common Stock prior to the Effective Date shall be deemed to represent a number of shares of Class B Common Stock equal to the product of four-tenths (.4) times the number of shares of Old Common Stock represented by such certificates. Any fractions of shares resulting from this reclassification and conversion shall not be issued, but instead, those who would be entitled to receive a fraction of a share shall receive, in lieu thereof, cash in an amount equal to the product of such fraction times six dollars ($6.00).

The powers, preferences and rights, and the qualifications, limitations and restrictions thereon in respect of each class of stock are as follows:

A. Common Stock

I. General. Except as otherwise provided in this Certificate of

Incorporation, the Class A Common Stock and the Class B Common Stock shall be identical in all respects.

II. Dividends. Subject to any other provisions of this Certificate of Incorporation, as amended from time to time, holders of Class A Common Stock and holders of Class B Common Stock shall be entitled to receive, ratably as a single class (i.e., an equal amount for each share of Class A Common Stock and Class B Common Stock) such dividends and other distributions in cash, property or stock of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, provided that in the case of dividends or other distributions payable in stock of the Corporation, including distributions pursuant to stock splits or divisions of stock of the Corporation, only shares of Class A Common Stock shall be distributed with respect to Class A Common Stock and only shares of Class B Common Stock, payable in the same percentage as declared or paid on each share of Class A Common Stock, shall be distributed with respect to Class B Common Stock, and that, in the case of any combination or reclassification of the Class A Common Stock, the shares of Class B Common Stock shall also be combined or reclassified so that the number of shares of Class B Common Stock outstanding immediately following such combination or reclassification shall bear the same relationship to the number of shares of Class B Common Stock outstanding immediately prior to such combination or reclassification as the number of shares of Class A Common Stock outstanding immediately following such combination or reclassification bears to the number of shares of Class A Common Stock outstanding immediately prior to such combination or reclassification, and that in the case of any combination or reclassification of Class B Common Stock, the shares of Class A Common Stock shall also be combined or reclassified so that the number of shares of Class A Common Stock outstanding immediately following such combination or reclassification shall bear the same relationship to the number of shares outstanding immediately prior to such combination or reclassification as the number of shares of Class B Common Stock outstanding immediately following such combination or reclassification bears to the number of shares of Class B Common Stock outstanding immediately prior to such combination or reclassification.

III. Voting.

(a) Every holder of Class A Common Stock shall be entitled to one (1) vote in person or by proxy for each share of Class A Common Stock standing in his or her name on the transfer books of the Corporation and every holder of Class B Common stock shall be entitled to five (5)-votes in person or by proxy for each share of Class B Common Stock standing in his or her name on the transfer books of the Corporation.

(b) Following the initial issuance of shares of Class B Common Stock, the Corporation may not authorize or issue any additional shares of Class B Common Stock (except in connection with stock splits, divisions of stock and stock dividends) unless and until such issuance is authorized by the holders of a majority of the voting power of the shares of Class A Common Stock and Class B Common Stock entitled to vote, each voting separately as a class.

(c) Except as may be otherwise required by law or by this Section FOURTH, the holders of Class A Common Stock and Class B Common Stock shall vote together as a single class.

IV. Transfer.

(a) No person holding shares of Class B Common Stock of record (hereinafter called a "Class B Holder") may transfer, and the Corporation shall not register the transfer of, such shares of Class B Common Stock, whether by sale, assignment, gift, bequest, appointment, operation of law or otherwise except to a Permitted Transferee. Transfers may be made to a person who is not a Permitted Transferee; however, such transfers will result in the conversion of the transferee's shares of Class B Common Stock into Class A Common Stock in accordance with the provisions of paragraph (d) of this subsection A.IV. A Permitted Transferee shall mean, with respect to each person from time to time shown as the record holder of shares of Class B Common Stock:

(i) In the case of a Class B Holder who is a natural person,

(A) The spouse of such Class B Holder, any lineal descendant of a grandparent of such Class B Holder, including adopted children, and any spouse of such lineal descendant (which lineal descendants, their spouses, the Class B Holder, and his or her spouse are herein collectively referred to as "Class B Holder's Family Members");

(B) The trustee of a trust principally for the benefit of such Class B Holder and/or one or more of such Class B Holder's Permitted Transferees described in each subclause of this clause (i) other than this subclause (B), provided that such trust may also grant a general or special power of appointment to one or more of such Class B Holder's Family Members and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or of the estates of one or more of such Class B Holder's Family Members payable by reason of the death of any of such Family Members;

(C) A corporation all of the beneficial ownership of outstanding capital stock entitled to vote for the election of directors is owned by, or a partnership all of the beneficial ownership of the partnership interests entitled to participate in the management of the partnership are held by, the Class B Holder or his or her Permitted Transferees determined under this clause (i), provided that if by reason of any change in the ownership of such stock or partnership interests, such Corporation or partnership would no longer be a Permitted Transferee, all shares of Class B Common Stock then held by such corporation or partnership shall, upon the election of the Corporation given by written notice to such corporation or partnership, without further act on anyone's part, be converted into shares of Class A Common Stock effective upon the date of the giving of such notice, and stock certificates formerly representing such shares of Class B Common Stock shall thereupon and thereafter be deemed to represent the like number of shares of Class A Common Stock;

(D) The estate of such Class B Holder; and

(E) A trustee, who is a Class B Holder, of a voting trust including the shares of such Class B Holder.

(ii) In the case of a Class B Holder holding the shares of Class B Common Stock in question as trustee pursuant to a trust other than a trust described in clause (iii) below, "Permitted Transferee" means (A) any person transferring Class B Common Stock to such trust and (B) any Permitted Transferee of any such transferor determined pursuant to clause (i) above.

(iii) In the case of a Class B Holder holding the shares of Class B Common Stock in question as trustee pursuant to a trust which was irrevocable on the Effective Date, "Permitted Transferee" means (A) any person to whom or for whose benefit principal may be distributed either during or at the end of the term of such trust whether by power of appointment or otherwise and (B) any Permitted Transferee of any such person determined pursuant to clause (i) above.

(iv) In the case of a Class B Holder which is a corporation with no more than five stockholders or a partnership with no more than five partners (both general and, if applicable, limited) having record and beneficial ownership of the shares of Class B Common Stock in question on the Effective Date, "Permitted Transferee" means any partner of such partnership, or stockholder of such corporation, on the Effective Date, and any Permitted Transferee of any such person, partner, or stockholder determined under clause (i) above.

(v) In the case of a Class B Holder which is a corporation or partnership (other than a corporation or partnership having record and beneficial ownership of the shares of Class B Common Stock in question on the Effective Date) holding record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means any person transferring such shares of Class B Common Stock to such corporation or partnership and any Permitted Transferee of any such transferor determined under clause (i) above.

(vi) In the case of a Class B Holder which is a corporation (including, without limitation, a corporation described in clauses (iv) or (v) above), any corporation all of the capital stock of which is owned by such Class B Holder (such Permitted Transferee is hereinafter referred to as a "Wholly-Owned Subsidiary") and any Permitted Transferee of such Class B Holder determined under clause (v) above;

(vii) In the case of a Class B Holder which is the estate of a deceased Class B Holder, or which is the estate of a bankrupt or insolvent Class B Holder, which holds record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means a Permitted Transferee of such deceased, bankrupt or insolvent Class B Holder as determined pursuant to clause (i), (ii), (iii), (iv), (v) or (vi) above, as the case may be.

(b) Notwithstanding anything to the contrary set forth herein, any Class B

Holder may pledge such Holder's shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee (unless the pledgee is a Permitted Transferee) and shall remain subject to the provisions of this subsection A.IV. In the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Common Stock may only be transferred to a Permitted Transferee of the pledgor or converted into shares of Class A Common Stock, as the pledgee may elect.

(c) For purposes of this subsection A.IV:

(i) The relationship of any person that is derived by or through legal adoption shall be considered a natural one.

(ii) Each joint owner of shares of Class B Common Stock shall be considered a "Class B Holder" of such shares.

(iii) A minor for whom shares of Class B Stock are held pursuant to a Uniform Gifts to Minors Act or similar law shall be considered a Class B Holder of such shares.

(iv) Unless otherwise specified, the term "person" means both natural persons and legal entities.

(v) Without derogating from the election conferred upon the Corporation pursuant to subclause (C) of clause (i) above, each reference to a corporation shall include any successor corporation resulting from merger or consolidation; and each reference to a partnership shall include any successor partnership resulting from the death or withdrawal of a partner.

(vi) If shares of Class B Common Stock are transferred from a Wholly-Owned Subsidiary to a corporation whose Permitted Transferees would be determined under clause (iv) of paragraph

(a) of this subsection A.IV above had it not transferred such shares to the Wholly-Owned Subsidiary, the provisions of such clause (iv) will nevertheless apply with respect to a determination of the Permitted Transferees of such corporation.

(d) Any transfer of shares of Class B Common Stock that is not made to a Permitted Transferee shall result in the conversion of the transferee's shares of Class B Common Stock into shares of Class A Common Stock, effective the date on which certificates representing such shares of Class B Common Stock are presented for transfer on the books of the Corporation. The Corporation may, in connection with preparing a list of stockholders entitled to vote at any meeting of stockholders, or as a condition to the transfer or the registration of shares of Class B Common Stock on the Corporation's books, require the furnishing of such affidavits, documents or other proof as it deems necessary to establish that any person is the beneficial owner (as defined in paragraph (f) of this subsection A.IV) of shares of Class B Common Stock or is a Permitted Transferee.

(e) At any time when the number of outstanding shares of Class B Common Stock as reflected on the stock transfer books of the corporation falls below 5% of the aggregate number of the issued and outstanding shares of Class A Common Stock and Class B Common Stock of the Corporation, or the Board of Directors and the holders of a majority of the outstanding shares of Class B Common Stock approve the conversion of all of the Class B Common Stock into a like number of Class A Common Stock, then, immediately upon the occurrence of either such event, the outstanding shares of Class B Common Stock shall automatically be converted into shares of Class A Common Stock. In the event of such a conversion, certificates formerly representing outstanding shares of Class B Common Stock shall thereupon and thereafter be deemed to represent the like number of shares of Class A Common Stock.

(f) Shares of Class B Common Stock shall be registered in the names of the beneficial owners thereof and not in "street" or "nominee" name. For this purpose, a "beneficial owner" of any shares of Class B Common Stock shall mean a person who, or an entity which, possesses the power, either singly or jointly, to direct the voting or disposition of such shares. The Corporation shall note on the certificates for shares of Class B Common Stock the existence of the restrictions on transfer imposed by this subsection A.IV; however, in the event a holder of Old Common Stock fails to exchange his or her stock certificate for a certificate for shares of Class B Common Stock, the restrictions on transfer imposed by this subsection A.IV will nevertheless apply to the shares of Class B Common Stock represented by such certificate for shares of Old Common Stock.

V. Optional Conversion. Each share of Class B Common Stock shall be convertible at the option of the holder thereof into one share of Class A Common Stock.

VI. Cancellation. Any shares of Class B Common Stock that are converted shall be cancelled and shall not be reissued by the Corporation.

VII. Liquidation Rights. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, and the payment of any liquidation preference with respect to any other class of capital stock of the Corporation which has a liquidation preference over the Class A Common Stock, the remaining assets and funds of the Corporation shall be divided among and paid ratably to the holders of Class A Common Stock and Class B Common Stock as a single class (i.e., an equal amount of assets for each share of Class A Common Stock and Class B Common Stock). A merger or consolidation of the Corporation with or into any other corporation or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this subsection A.VII.

B. Class A Preferred Stock

I. Voting. Except as expressly required by law, holders of Class A Preferred Stock shall not be entitled to vote.

II. Dividends. The holders of Class A Preferred Stock shall be entitled to an annual noncumulative dividend preference over the holders of Common Stock in the amount of $.072 per share of Class A Preferred Stock; provided, however, that the payment of any dividend on the Class A Preferred Stock shall be required to be declared and paid if, and only if the Corporation's net earnings per share of Class A Preferred Stock, after provision for income tax, equals or exceeds $.072 in any fiscal year with respect to which such dividend would be payable.

III. Conversion of Class A Preferred Stock.

(a) Each share of Class A Preferred Stock shall be convertible at any time at the option of the holder thereof into .30 fully paid and non-assessable shares of Class B Common Stock, subject to adjustment as set forth in subsection B.IV.

(b) If a holder of shares of Class A Preferred Stock desires to exercise his right of conversion pursuant to this subsection B.III., such holder shall give written notice to the Corporation of his election to convert a stated number of shares of Class A Preferred Stock into shares of Class B Common Stock, at the Conversion Rate then in effect, which notice shall be accompanied by the certificate or certificates representing such shares of Class A Preferred Stock which shall be converted into Class B Common Stock. The notice also shall contain a statement of the name or names in which the certificate or certificates for Class B Common Stock shall be issued. Promptly after the receipt of the aforesaid notice and certificate or certificates representing the Class A Preferred Stock surrendered for conversion, the Corporation shall issue and deliver to the holder of the Class A Preferred Stock surrendered for conversion or to his nominee or nominees, a certificate or certificates for the number of shares of Class B Common Stock issuable upon conversion of such Class A Preferred Stock, and the certificate or certificates representing shares of Class A Preferred Stock surrendered for conversion shall be cancelled by the Corporation. If the number of shares represented by the certificate or certificates surrendered for conversion shall exceed the number of shares to be converted, the Corporation shall issue and deliver to the person entitled thereto a certificate representing the balance of any unconverted shares.

(c) The Corporation will pay any taxes that may be payable in respect of any issue or delivery of shares of Class B Common Stock on conversion of shares of the Class A Preferred Stock. However, the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Class B Common Stock upon conversion in the name other than that in which the shares of the Class A Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

(d) The Corporation shall at all times reserve and keep available out of its authorized but unissued Class B Common Stock, solely for issuance upon conversion of shares of Class A Preferred Stock as herein provided, such number of shares of Class B Common Stock as shall be issuable from time to time upon the conversion of all of the shares of Class A Preferred Stock at that time issued and outstanding.

(e) Any shares of Class A Preferred Stock delivered to the Corporation for conversion in accordance with this subsection B.III shall be cancelled by the Corporation and shall not be reissued by the Corporation.

IV. Adjustments to Conversion Rate. The Conversion Rate hereinabove provided for in subsection B.III shall be subject to the following adjustments:

(a) In case the Corporation shall issue Class B Common Stock as a dividend upon Class B Common Stock or in payment of a divided thereon, shall subdivide the number of outstanding shares of its Class B Common Stock into a greater number of shares or shall contract the number of outstanding shares of its Class B Common Stock into a lesser number of shares, the Conversion Rate in effect on the record date for any such Class B Common Stock dividend or the effective date of any such other event shall be increased (or decreased in the case of a contraction of the number of outstanding shares) so that the holder of Class A Preferred Stock shall thereafter be entitled to receive for each share of Class A Preferred Stock converted, the number of shares of Class B Common stock which he would own or be entitled to receive after the happening of any of the events mentioned above had such share of the Class A Preferred Stock been converted immediately prior to the close of business on such record date or effective date. The adjustments herein provided for shall become effective immediately following the record date for any such stock dividend or the effective date of any such other events.

(b) If any capital reorganization or reclassification of the capital stock of the Corporation, or consolidation or merger of the Corporation with another corporation, or sale of all or substantially all of its assets to another corporation shall be effected, then each share of Class A Preferred Stock shall thereafter be converted into only such number of shares of stock or other securities or property, including cash, to which a holder of the number of shares of Class B Common Stock of the Corporation deliverable upon conversion of such share of the Class A Preferred Stock would have been entitled upon such reorganization, reclassification, consolidation, merger or sale had such share been converted immediately prior to the effective date of such event; and, in any such case, appropriate adjustments (as determined by the Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Class A Preferred Stock to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the Conversion Rate) shall thereafter be applicable, as nearly as may be reasonable, in relation to any shares of stock or other securities thereafter deliverable upon the conversion of the shares of the Class B Preferred Stock. For the purposes of this paragraph (b) of subsection B.IV, any conversion of all then outstanding Class B Common Stock into Class A Common Stock (including, without limitation, conversion pursuant to paragraph (e) of subsection A.IV, will be deemed to be a reclassification of the capital stock of this Corporation.

(c) No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Class A Preferred Stock. If any such conversion would otherwise require the issuance of a fractional share, an amount equal to such fraction multiplied by the "Closing Price Per Share" (determined as provided in paragraph (g) of this subsection B.IV) of the Class A Common Stock on the Conversion Date shall be paid to the holder in cash by the Corporation.

(d) No adjustment in the Conversion Rate shall be required unless such adjustment (together with any adjustments not previously made by reason of this paragraph (d) of subsection B.IV) would require an increase or decrease of at least 1% in the number of shares of Class B Common Stock into which each share of the Class A Preferred Stock is then convertible; provided, however, that any adjustments which are not required to be made by reason of this paragraph (d) of subsection B.IV shall be carried forward and taken into account in any subsequent adjustment. All adjustments shall be carried out to three decimal places.

(e) The Conversion Rate shall not be adjusted except in the manner and only upon the occurrence of the events heretofore specifically referred to in this subsection B.IV.

(f) Whenever the Conversion Rate is adjusted as herein provided, the Corporation shall prepare a certificate setting forth such adjustment and showing in detail the facts upon which adjustment is based, and such certificates shall forthwith be filed with the transfer agent, if any, for the Class A Preferred Stock.

(g) For the purposes of this subsection B.IV, the "Closing Price Per Share" of the Class A Common Stock on any date shall be deemed to be the last sales price, regular way, of the Class A Common

Stock on the principal securities exchange on which such Class A Common Stock is traded; or, if the Class A Common Stock is not then traded on an exchange, as reported on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System; or if the Class A Common Stock is not then traded on an exchange or reported on the NASDAQ National Market System, the "Closing Price Per Share" of Class A Common Stock on any date shall be the average of the closing bid and ask regular way price as reported on NASDAQ; or, if the Class A Common stock is not then included in NASDAQ, the average of the bid and ask prices as published by the National Quotation Bureau, Inc., or, if quotations for the Class A Common Stock are not so reported or published, the "Closing Price Per Share" of Class A Common Stock shall be as determined by the Board of Directors of the Corporation in their reasonable judgment.

V. Redemption of Class A Preferred Stock

(a) Redemption at the Corporation's Option - At any time, the Corporation shall have the right, at its option, to cause the redemption of the then issued and outstanding shares of Class A Preferred Stock, in whole or in part, upon thirty (30) days prior written notice thereof, at a redemption price (the "Redemption Price") of $.80 per share. From and after the date fixed for redemption, the shares subject to redemption shall thereafter solely represent the right to receive the Redemption Price and shall thereafter be deemed not to be outstanding. Notice of redemption given in accordance with this paragraph (a) of subsection B.V shall state the number of shares to be redeemed, the Redemption Price, the date fixed for redemption and that from and after the date fixed for redemption, the shares subject to redemption shall thereafter solely represent the right to receive the Redemption Price and shall thereafter be deemed not to be outstanding. In the event that less than all of the then issued and outstanding shares of Class A Preferred Stock are to be redeemed, the Corporation shall select, pro rata or by lot, in such manner as it shall deem appropriate and fair, in its sole discretion, the number of shares of Class A Preferred Stock to be redeemed. For purposes of selection in case of the redemption of less than all shares of Class A Preferred Stock, the Corporation shall not be entitled to outstanding shares which have been surrendered to the Corporation for conversion between the date notice of redemption is first mailed and the date fixed for redemption. The registered holders of shares selected for redemption shall be entitled to receive, on and after the date fixed for redemption, the Redemption Price upon presentation and surrender to the Corporation of certificates representing the shares to be redeemed. If less than all of the shares of Class A Preferred Stock represented by the certificates so surrendered are to be redeemed, the Corporation promptly shall issue to the person entitled thereto a certificate representing shares in excess of those to be redeemed, if any, evidenced by the certificate so surrendered.

(b) Redemption at the Holder's Option - During the six (6) month period following written notice by the Corporation that the Corporation's stockholders' equity exceeds $4,950,000, each holder of Class A Preferred Stock may, at the option of such holder, require the Corporation to redeem all or any portion of such holder's shares of Class A Preferred Stock (except fractional shares) at the Redemption Price; provided, however, that in no event shall the Corporation be required to redeem shares of Class A Preferred Stock in excess of the amount permitted by law. If a holder of Class A Preferred Stock desires to exercise his option to redeem some or all of his shares pursuant to this paragraph (c) of subsection B.V, such holder shall give written notice to the Corporation specifying the number of shares to be redeemed, which notice shall be accompanied by a certificate or certificates representing the shares of Class A Preferred Stock to be redeemed. The Corporation shall redeem the number of shares as specified in the notice (unless the redemption is in excess of the amount permitted by law, in which event it shall redeem the number of shares permitted by law) on a date within ten (10) days after receipt of notice from the holder to the Corporation. The Corporation shall pay the Redemption Price to the person whose name appears on such certificate or certificates as the owner thereof. Such Redemption Price shall be paid in cash or certified check to the holder. If the number of shares represented by the certificate or certificates surrendered shall exceed the number of shares to be redeemed, the Corporation shall issue and deliver on the date of redemption to the person entitled thereto a certificate or certificates representing the balance of unredeemed shares. Any shares of Class A Preferred Stock that are redeemed by the Corporation shall be cancelled and shall not be reissued by the Corporation.

VI. Liquidation Rights. In the event of the liquidation, dissolution or winding up (either voluntary or involuntary) of the Corporation, the holders of Class A Preferred Stock shall be entitled to receive, after payment by the Corporation of all sums due creditors, an amount equal to $.80 per share before any amount shall be paid to the holders of Common Stock. After such payment shall have been made in full to the holders of Class A Preferred Stock, the holders of Class A Preferred Stock shall not be entitled to receive any of the remaining assets and funds of the Corporation, which remaining assets and funds shall be distributed solely to the holders of the Common Stock and any other class of equity security of the Corporation, the terms of which permit receipt of such assets and funds.

IN WITNESS WHEREOF, ADVANCED PHOTONIX, INC. has caused this Certificate of Amendment to be signed by its President and attested to by its Assistant Secretary this 21st day of November, 1990.

ADVANCED PHOTONIX, INC.

By: Thomas T. Lewis
Thomas T. Lewis, President

Attest:

By: [signature]
Andrzej J. Dabrowski,
Assistant Secretary

SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 09/08/1992
922525133 - 2164577

CERTIFICATE OF AMENDMENT

of

CERTIFICATE OF INCORPORATION

ADVANCED PHOTONIX, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY that the Board of Directors, at a duly convened meeting, and the stockholders of the Corporation entitled to vote thereon, by an Action by Consent in Writing of the Stockholders, adopted the following resolution amending the Corporation's Certificate of Incorporation, and further certifies that said resolution was duly adopted in accordance with the provisions of Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware and written notice of such action has been given to stockholders who have not consented in writing, as provided in Section 228 of the General Corporation Law of the State of Delaware:

> RESOLVED, that the first complete paragraph of Section FOURTH of the Certificate of Incorporation of the Corporation, be and it is hereby amended and restated in its entirety as follows:

<u>FOURTH</u>: The total number of shares that the Corporation shall have authority to issue is 64,420,113, consisting of 50,000,000 shares of Class A Common Stock, par value $.001 per share ("Class A Common Stock"), 4,420,113 shares of Class B Common Stock, par value $.001 per share ("Class B Common Stock"), and 10,000,000 shares of Preferred Stock, of which 780,000 shares shall be designated as Class A Convertible Preferred Stock, par value $.001 per share ("Class A Preferred Stock").

IN WITNESS WHEREOF, ADVANCED PHOTONIX, INC. has caused this Certificate of Amendment to be signed by its President and attested to by its Secretary this 19 day of August, 1992.

ADVANCED PHOTONIX, INC.

By: Thomas T. Lewis

Thomas T. Lewis, President

Attest:

By: [signature]

SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 01:30 PM 10/29/1992
732303026 - 2164577

CERTIFICATE OF AMENDMENT
of
CERTIFICATE OF INCORPORATION

ADVANCED PHOTONIX, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY that the Board of Directors at its regular meeting held on August 24, 1992, adopted the following resolution amending the Corporation's Certificate of Incorporation, and that the stockholders of the Corporation entitled to vote thereon at the Annual Meeting of Stockholders held on October 29, 1992, approved and ratified said resolution, and further certifies that said resolution was duly adopted, approved and ratified in accordance with the provisions of Sections 141, 222 and 242 of the General Corporation Law of the State of Delaware:

RESOLVED that subparagraph A.III.(a) of Section FOURTH of the Certificate of Incorporation of the Corporation be and it hereby is amended and restated in its entirety to read as follows:

III. Voting

(a) Every holder of Class A Common Stock and of Class B Common Stock shall be entitled to one (1) vote in person or by proxy for each share thereof standing in his or her name on the transfer books of the Corporation.

IN WITNESS WHEREOF, ADVANCED PHOTONIX, INC. has caused this Certificate of Amendment to be signed by its President and attested to by its Secretary as of this day of October 29, 1992.

ADVANCED PHOTONIX, INC.

By: Thomas T. Lewis
Thomas T. Lewis
President

Attest:

By: Dena M. Coelho
Dena M. Coelho
Secretary

ABX-00072

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:00 PM 09/23/2002
020591029 - 2164577

CERTIFICATE OF DESIGNATIONS

OF

SERIES B JUNIOR PARTICIPATING PREFERRED STOCK

OF

ADVANCED PHOTONIX, INC.

(pursuant to Section 151 of the
Delaware General Corporation Law)

Advanced Photonix, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by Section 151 of the General Corporation Law at a meeting duly called and held on September 19, 2002:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (hereinafter called the "Board of Directors" or the "Board") in accordance with the provisions of the Certificate of Incorporation, the Board of Directors hereby creates a series of Preferred Stock, par value $.001 per share (the "Preferred Stock"), of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof as follows:

Series B Junior Participating Preferred Stock:

Section 1. Designation and Amount. The shares of such series shall be designated as "Series B Junior Participating Preferred Stock" (the "Series B Preferred Stock") and the number of shares constituting the Series B Preferred Stock shall be 300,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than" the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series B Preferred Stock.

Section 2. Dividends and Distributions.

(A) Subject to the rights of the holders of any shares of any series of Preferred Stock (or any similar stock) ranking prior and superior to the Series B Preferred Stock with respect to dividends, the holders of shares of Series B Preferred Stock, in preference to the holders of Class A Common Stock, par value $.001 per share (the "Common Stock"), of the Corporation, and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series B Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series B Preferred Stock. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series B Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series B Preferred Stock as provided in paragraph (A) of this Section immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1 per share on the Series B Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series B Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series B Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series B Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series B Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series B Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series B Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes-per share to which holders of shares of Series B Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein, in any other Certificate of Designations creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series B Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) Except as set forth herein, or as otherwise provided by law, holders of Series B Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. <u>Certain Restrictions</u>.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series B Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred Stock, except dividends paid ratably on the Series B Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series B Preferred Stock; or

(iv) redeem or purchase or otherwise acquire for consideration any shares of Series B Preferred Stock, or any shares of stock ranking on a parity with the Series B Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series B Preferred Stock purchased or otherwise acquired by the corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation, or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series B Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred Stock, except distributions made ratably on the Series B Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series B Preferred Stock were entitled immediately prior to such event under the proviso in clause (1) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series B Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series B Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series B Preferred Stock shall not be redeemable.

Section 9. Rank. The Series B Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the Corporation's Preferred Stock.

Section 10. Amendment. The Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series B Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock, voting together as a single class.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation by its President and attested by its Secretary this 19th day of September, 2002.

Attest:

Susan A. Schmidt
Secretary
SUSAN A. SCHMIDT

Brock Koren
President
BROCK KOREN

147123.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:10 PM 08/22/2008
FILED 01:52 PM 08/22/2008
SRV 080894795 - 2164577 FILE

CERTIFICATE OF AMENDMENT

TO

ADVANCED PHOTONIX, INC.

CERTIFICATE OF INCORPORATION

I, Richard D. Kurtz, President and Chief Executive Officer of Advanced Photonix, Inc., a Delaware corporation, do hereby certify that:

FIRST: The name of the corporation is Advanced Photonix, Inc. The date of filing of its Certificate of Incorporation in the State of Delaware was June 22, 1988.

SECOND: Whereas the Class B Common Stock has been converted into Class A Common Stock in accordance with the provisions of the Certificate of Incorporation and the board of directors and the stockholders of the corporation have approved an increase in the authorized capital of the corporation as set forth in this amendment, the first paragraph of Article FOURTH of the corporation's Certificate of Incorporation is hereby amended to read in its entirety as follows:

> **FOURTH**: The total number of shares that the corporation shall have authority to issue is 110,000,000, consisting of 100,000,000 shares of Class A Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock") of which 780,000 shares shall be designated as Class A Convertible Preferred Stock, par value $.001 per share ("Class A Preferred Stock").

THIRD: This amendment has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

FOURTH: This amendment shall become effective on the date of filing.

In Witness Whereof, I have signed this Certificate the 22nd day of August, 2008.

/s/ Richard D. Kurtz
Richard D. Kurtz
President and Chief Executive Officer

EXHIBIT C

LEGAL OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

April 10, 2014

Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, MI 48104

Re: Stockholder Proposal Submitted by Charles M. Knowles, Jr.

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Advanced Photonix, Inc., a Delaware corporation (the "Company"), by Charles M. Knowles, Jr. (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2014 annual meeting of stockholders. For the reasons explained below, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law; (ii) the Proposal is not a proper subject for stockholder action under Delaware law; and (iii) the Company lacks the power and authority to implement the Proposal.

I. Summary

The Proposal asks the stockholders of the Company to adopt a binding, non-precatory amendment to the Company's By-Laws (the "By-Laws") to impose "proxy access": i.e., to require the Company to include in its proxy materials stockholder nominees for director election in certain circumstances.[1] The proposed by-law would specify that "The provisions of this subsection . . . may only be amended by a vote of the stockholders."

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1 The Proposal provides:

> That Section 6 of the Corporation's By-Laws be amended to include the following Subsection (4):
>
> (4) If this Corporation solicits proxies with respect to an election of directors, it shall include in its proxy solicitation materials (including any form of proxy it distributes), at the Corporation's expense, one or more individuals nominated by a nominating stockholder, in addition to individuals nominated by the board of directors. For the purpose of this subsection (4), a "nominating stockholder" shall mean one or more persons who have held, director or in street name, at least one percent (1%) of the Corporation's issued and outstanding common

(Cont'd) . . .

The by-law contemplated by the Proposal would contradict the Company's certificate of incorporation (the "Certificate"), which grants the Board of Directors of the Company (the "Board") the unqualified power to amend the By-Laws. The Delaware General Corporation Law (the "DGCL"), however, expressly prohibits the adoption of By-Law provisions that are inconsistent with the Certificate. Because the Proposal would enact a by-law that is inconsistent with the Certificate: (i) the Proposal would violate Delaware law if implemented; (ii) the Proposal is not a proper subject for stockholder action under Delaware law; and (iii) the Company lacks the power and authority to implement the Proposal.

II. Analysis

As noted above, if the Proposal were adopted, the By-Laws would contain a "proxy access" provision that, by its terms, could not be amended by the Board. This new by-law would directly conflict with the Certificate. In particular, Article SIXTH of the Certificate states:

> In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of [the Company].

The Certificate does not limit in any respect the Board's power to amend the By-Laws, and therefore the Certificate mandates that any part of the By-Laws may be amended by the Board.

Given this clear conflict between the Proposal and the Certificate, the Proposal is in violation of an express provision of the DGCL. Under Section 109(b) of the DGCL, the By-Laws may only contain provisions that are consistent with the Certificate:

> The by-laws may contain any provision, *not inconsistent* with law or *with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

Applying this clear statutory mandate, the Delaware courts have consistently held that by-laws contradicting the certificate of incorporation are invalid and a "nullity." These cases span several decades.[2]

> stock for at least one year prior to the date of the stockholder's nomination. The provisions of this subsection (4) may only be amended by a vote of the stockholders.

2 *Centaur Partners, IV v. National Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (discussed later in this opinion); *Essential Enterprises Corporation v. Automatic Steel Products, Inc.*, 159 A.2d 288, 291 (Del. Ch. 1960) (invalidating a by-law providing for removal of directors without cause because it was inconsistent with the certificate of incorporation); *Prickett v. American Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969)

(Cont'd) . . .

The Delaware Supreme Court has in fact invalidated a by-law that contained exactly the same conflict with a certificate of incorporation that is presented by the Proposal. Specifically, in *Centaur Partners*, a proponent asked stockholders to adopt a by-law fixing the size of the board and purporting to specify that the by-law would not be subject to amendment by the board. The certificate of incorporation of the corporation at issue in *Centaur Partners* provided that the size of the board was to be fixed in the by-laws, and the certificate provided the board the "general authority to adopt or amend the corporate by-laws."[3] The Delaware Supreme Court held that the proposal "would be a nullity if adopted" because it was clearly inconsistent with the board's power to amend the by-laws (and thereby make further changes to board size). The Proposal contains exactly the same conflict because it would enact a by-law provision immune from board amendment, in clear contradiction to a Certificate provision granting the Board the unqualified power to amend the By-Laws.[4]

Because the Proposal would cause the Company to violate Section 109(b) of the DGCL and the Delaware cases applying that statute, the Proposal would violate Delaware law if implemented. Furthermore, because Section 109(b) of the DGCL prohibits the By-Laws from containing provisions inconsistent with the Certificate, the Proposal is not a proper subject for stockholder action under Delaware law.[5] Finally, because the proposed by-law would be a

---

(invalidating a by-law providing one-year terms for directors because the certificate of incorporation provided three-year director terms); *Airgas, Inc. v. Air Products and Chemicals, Inc.*, 8 A.3d 1182 (Del. 2010) (invalidating a by-law that would have required directors to stand for re-election approximately two-and-a-half years after their election because the certificate of incorporation contemplated that directors would serve three-year terms).

3 Although not quoted in the opinion, the certificate provision in *Centaur* that conferred by-law amendment power on the board is very similar to the Company's Certificate. *See* Restated Certificate of Incorporation of National Intergroup, Inc., Article SEVENTH ("In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the by-laws of the Corporation") (publicly filed with the Secretary of State of the State of Delaware on March 18, 1983).

4 Whether a board can effect a wholesale repeal of a stockholder-adopted by-law is a question that has not been clearly answered by the Delaware courts. In *dicta*, the Delaware Court of Chancery cited the Delaware Supreme Court's decision in *Centaur Partners* as supporting a board's power to effect a wholesale repeal of a stockholder-adopted by-law so long as the certificate of incorporation vests the board with the power to amend the by-laws. *General Datacomm Indus. v. State of Wisconsin Investment Board*, 731 A.2d 818, 821 n.1 (Del. Ch. 1999). Also, the DGCL expressly prohibits board repeal of certain stockholder adopted by-laws relating to the vote for director elections and Delaware's antitakeover statute, which implies that other by-laws may be subject to repeal by a board. *Compare* 8 *Del. C.* §§ 216 (prohibiting a board from amending or repealing a stockholder-adopted by-law specifying the vote for director elections); 203(b)(3) (prohibiting a board from amending a stockholder-adopted by-law opting out of Delaware's antitakeover statute).

In any event, the Proposal is invalid because its provisions would purport to prevent the board from amending the proposed by-law *in any respect*.

5 *See CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008) (analyzing whether a proposed by-law was a proper subject for stockholder action by inquiring (among other considerations) whether the proposal is within the "scope of shareholder action that Section 109(b) permits").

"nullity" if purportedly adopted, the Company lacks the power and authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

8134516.3

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